Form 10-K405, Exhibit 13
period 2000-07-28
VA LINUX SYSTEMS INC
filed 2000-10-26
CIK 1096199

              [GRAPHIC OF PHRASE "OPEN UP." WITHIN THE LETTER "O"]



                         VA LINUX SYSTEMS ANNUAL REPORT

                                      2000

           [GRAPHIC OF PHRASE "OPEN LEADERS." WITHIN THE LETTER "O"]



[BAR CHART SHOWING NET REVENUE OF $5.6 MILLION, $17.7 MILLION AND $120.3 MILLION FOR FISCAL YEARS 1998, 1999 AND 2000, RESPECTIVELY]

CORPORATE PROFILE. VA Linux Systems provides integrated Linux and Open Source solutions for Internet infrastructure applications. We offer our customers a single point of contact for Linux-based server and storage systems, enhanced Linux and Open Source software, professional consulting services, and support.

        Our integrated Linux and Open Source solutions enable businesses to rapidly build and scale their Internet infrastructure, while leveraging the Open Source model to accelerate software development, reduce costs, and increase competitiveness.

        We design, manufacture and market the industry's most complete family of ultra-dense Linux-based servers and storage systems, all of which are available on a build-to-order basis via the online VA Store and our direct sales force. We offer our servers and systems with the industry's first build-to-order software. The Build-to-Order Software Selector (BOSS(TM)) located in the VA Store currently offers customers a selection of more than 700 Linux OS and Open Source applications that can be pre-loaded on their systems and servers.

        Our Professional Services Group offers vast expertise in Linux and Open Source Internet infrastructure and business solutions. We assist our customers in everything from Internet systems design and the development of Open Source strategies to the integration of Linux and Open Source solutions with their existing environments. All our solutions, both hardware and software, are backed by our Total Linux Coverage (TLC) 24/7 support programs.

        In addition, we own and operate the Open Source Development Network (OSDN(TM)), an integrated network of the leading Open Source Internet sites providing tools for Open Source software distribution, development, and discussion. The OSDN infrastructure is used by tens of thousands of developers on the Internet for the collaborative development of the Open Source software that forms the backbone of the solutions we offer our customers. It enables us to better leverage the Open Source model to accelerate software development, reduce costs, and increase competitiveness.

        VA Linux Systems is headquartered in Fremont, California, with offices throughout North America, Europe, and Japan. Our stock is traded on NASDAQ under the symbol LNUX. As of September 2000, VA Linux Systems had approximately 40,000 stockholders of record.

[GRAPHIC OF PHRASE "OPEN LETTER."]

TO OUR STOCKHOLDERS. VA Linux Systems' first year as a publicly traded company has been a tremendous success. And it's only the beginning.

First of all, I would like to thank all of you who have contributed to our successful beginning. Thank you to our stockholders for believing in our vision, our people, and our business model. Thank you to our customers, suppliers and employees who have all contributed to our strong financial results. And thank you, especially, to our friends in the Open Source community for your enthusiasm, your support, your good will, and most importantly, your efforts in developing Linux and other Open Source software. Without the success of the Open Source development community we would not be here today. Continuing to nurture the growth of Open Source is critical to our success. Our mission at VA Linux Systems is to make our customers successful by providing them with complete integrated solutions based on Linux and Open Source technologies and methodologies. If our customers are successful, our company and our stockholders will be successful as well.

We are delivering on that mission. In fiscal 2000, we have succeeded in growing our business dramatically. We have succeeded in creating the leading destination for Open Source software development on the Internet. We have succeeded in growing our share of the Linux server market to become the number two vendor of Linux servers in the United States.(1) We have succeeded in becoming a leading center for Linux and Open Source expertise. And we are aggressively building an infrastructure for continued growth and success.

For the full fiscal year 2000, which ended July 28, 2000, our revenues totaled $120.3 million, representing an increase of 579% over fiscal year 1999 revenues of $17.7 million. Additionally, our gross profits in fiscal year 2000 soared to $22.1 million.

Moreover, we have demonstrated, quarter after quarter, strong revenue growth and improved financial results. In the fourth fiscal quarter, our revenues were $50.7 million, an increase of 547% compared to the same period of fiscal 1999 and an increase of 46% compared to the prior fiscal quarter.

We improved our gross margin and reduced our net loss in each quarter in fiscal 2000.

(1)  IDC, Worldwide Quarterly Server Tracker, Q2 2000 (Based on factory revenue)

The fourth quarter gross margin was 22% and our net loss, excluding non-cash charges, was 8.1% of revenue. Our goal is to reach profitability, excluding non-cash charges, no later than the end of calendar 2001. Our financial success derives directly from our differentiation as the expert provider of integrated Linux and Open Source solutions for Internet infrastructure applications. We provide our customers a single point of contact for Linux-based server and storage systems, enhanced Linux and Open Source software, professional consulting services, and support. In fiscal 2000, we have made strategic acquisitions and investments in people, products, processes and technologies - all with the goal of sharpening our differentiation as the best source for expert Linux and Open Source solutions. During the course of the year, we upgraded and expanded the industry's broadest line of high-density build-to-order Linux servers and storage systems. We expanded our Professional Services Group, our expert team of Linux and Open source consultants. In August 2000, we introduced the industry's first build-to-order software, which enables our customers to order systems with custom-configured software.

        In June 2000, we completed the acquisition of Andover.net, giving us the leading network of Internet sites devoted to the development, distribution, and discussion of Open Source software. Launched as the Open Source Development Network in August 2000, OSDN is home to over 9,600 Linux and Open Source software development projects. Our acquisitions of TruSolutions and NetAttach enabled us to broaden both our product line and our expertise. From TruSolutions we gained an entry-level server product and custom hardware engineering expertise. From NetAttach, we gained expertise and technology that led to our Network Attached Storage (NAS) products, providing us new opportunities in the burgeoning Internet storage market. Our goals with storage are simple: build storage solutions using Open Source in the same way we have built Web server and other Internet infrastructure solutions using Open Source. In the future, we expect to continue to grow our products and services around that same theme: solutions built on Open Source, including more and more targeted appliance markets like NAS. In our ten months as a publicly traded company, we have been very successful and positioned ourselves for greater success in the future.

[PHOTOGRAPH OF LARRY AUGUSTIN]


    /s/  LARRY AUGUSTIN
-----------------------------
Larry Augustin - President and Chief Executive Officer

            [GRAPHIC OF PHRASE "OPEN SOURCE" WITHIN THE LETTER "O".]

"REVOLUTIONS NEVER GO BACKWARDS."
-Wendell Phillips, American Reformer, 1861

THE POWER OF OPEN SOURCE IS BETTER SOLUTIONS FASTER.

So what exactly is Open Source software? At its most basic, Open Source software is software for which the underlying source code is freely distributed for others to use, modify, improve and redistribute.

        Its roots extend at least back to the development of UNIX at Bell Labs in the late 1960s, and the development of Open Source tools to support UNIX development. It entered its current phase of rapid expansion in 1991, when Linus Torvalds developed Linux and released it on the Internet for others to use and improve as they saw fit.

        From that beginning has grown a movement - a community of thousands of developers, as well as companies large and small, all dedicated to developing better software faster and cheaper through open collaboration.

COLLABORATION VS. COMPETITION.

The Open Source movement is fundamentally changing the way software is developed. Unlike proprietary software that's developed by in-house programmers behind closed doors, Open Source software is developed, tested, improved and evolved in the open light of day, collaboratively. Unlike proprietary software which is upgraded when market conditions are right, Open Source software is continually upgraded.

        For businesses, the Open Source community is the army of developers they can't afford to hire. And Open Source software is the highly evolved, stable and highly reliable software they need to compete.


SOLUTIONS IN INTERNET TIME.

The advent of the Internet has provided the medium for Open Source software collaboration. It is the Internet that provides the capability for thousands of people worldwide to collaborate in real time to create better software faster.


        Not coincidentally, it is the Internet with its insatiable appetite for rapid and constant innovation that has used the fruits of Open Source collaboration to innovate. Nearly 30%(2) of the world's web servers run the Linux OS, helping to make the Linux OS the world's fastest growing operating system. The Open Source software Apache web server runs on 61%(3) of all Websites. The Open Source software Samba enables the integration of Linux, UNIX and VMS with Windows. And those are a but a few examples. Today, there are literally thousands of Linux and Open Source applications and tools in use or in development throughout the world.


[PIE CHART OF INTERNET SERVER OS MARKET SHARE(2) SHOWING 30%, 28%, 26% AND 16% MARKET SHARE FOR LINUX, MICROSOFT, OTHER AND SOLARIS, RESPECTIVELY]


VA LINUX AND OPEN SOURCE.

VA Linux Systems was founded on the belief that Open Source development produces better software faster than does proprietary software development.


        We have been ardent supporters of and participants in the Open Source community since before we were a company. Many of our people come from the Open Source community. And they believe fervently in its power to, through open collaboration and communication, create legendary software.


        Today, we are succeeding by delivering to our customers better Open Source-based solutions faster. Our Professional Services Group both develops Open Source solutions for our customers, and helps our customers become active members of the Open Source community. Additionally, through our Open Source Development Network (OSDN), we provide the primary resources for Open Source collaboration and communication. (Read more about Professional Services and OSDN later in our Annual Report.)


[PIE CHART OF LINUX SERVER MARKET SHARE (U.S.)(4) SHOWING 30%, 20%, 19%, 7%, 4% AND 20% MARKET SHARE FOR COMPAQ, VA LINUX, DELL, IBM, HP AND OTHER, RESPECTIVELY]


(2) July 2000 Netcraft Web Server Survey, www.netcraft.com/survey/

(3) September 2000 Netcraft Web Server Survey, www.netcraft.com/survey/

(4) IDC, Worldwide Quarterly Server Tracker, Q2 2000 (Based on factory revenue)

                     COMPLETE LINUX/OPEN SOURCE SOLUTIONS.

          VA Linux Systems provides complete integrated Linux and Open
          Source solutions for the Web. From the broadest selection of high-density, rackmount server and storage systems to the
         industry's first build-to-order software. From our expert Linux and Open Source Professional Services team to our close
            collaboration with the Open Source development community.

            [GRAPHIC OF PHRASE "OPEN SOLUTIONS." OVER A BLUE CIRCLE]

          "The movement to Open Source is inevitable. The company that best supports, nurtures, and leverages Open Source will lead the next generation of computing."

              -Larry Augustin, President and CEO, VA Linux Systems

                         [PHOTOGRAPH OF A SERVER RACK]

                [GRAPHIC OF A "CUSTOMIZE" POINT AND CLICK ICON]


        LINUX SERVERS TO POWER THE INTERNET. At the heart of most VA Linux solutions is a system. In fiscal 2000, 95% of our revenues came from the sales of systems, primarily rackmount server systems, to the Internet infrastructure market, Internet service providers, application service providers, web caching, streaming and e-tailing businesses.

        In the course of fiscal 2000 (and in the first days of fiscal 2001), we have significantly strengthened and broadened our product lines. We now offer the broadest range of build-to-order high-density Linux server products, from entry level models to ultra-dense models, in 1U, 2U and 4U rackmountable enclosures.

        As they have been since our inception, all our servers are built on Intel(R) processor technology, from entry-level servers featuring a single
Intel Celeron(R) processor to high-powered servers featuring up to 4 Intel Pentium III Xeon(R) processors. All offer high availability and scalability. They are specially architected and tuned to maximize Linux performance. And they are highly configurable servers. Building on the technologies we gained in the NetAttach acquisition, we have introduced (and continue to introduce) our first network-attached storage (NAS) servers, which will quickly evolve into a complete line of storage servers. Early market acceptance of those products has been positive, and we expect them to make an important contribution to revenues in fiscal 2001.

POINT. CLICK. BUILD-TO-ORDER SOFTWARE. Unlike traditional hardware vendors, however, it is not systems alone that drive our business. It is our expertise in Linux OS and Open Source software. To date, that expertise has been our competitive advantage. In the months and years ahead, we expect that advantage to grow significantly.

        Throughout fiscal 2000, we have developed the world's first Build-to-Order Software Selector (BOSS(TM)). While hardware vendors - including VA Linux Systems - also offer customers the opportunity to custom configure hardware, we now present customers the opportunity to custom configure the software on their VA Linux systems online before they buy them. The initial BOSS selection, launched in August 2000, consists of over 700 Linux OS and Open Source applications.

        Build-to-order software is particularly important to our customers, because BOSS enables them to configure ideal Web servers, application servers, database servers and other specific application servers. And their systems arrive ready to run (as opposed to ready to configure). The time a customer saves by using BOSS can be an hour or more per server (extrapolate that to a data center installation of, for example, 250 servers and the potential savings to a customer are significant). Moreover, a systems administrator can use BOSS to ship software-configured systems to multiple data centers in multiple geographies, where they can be plugged in and brought on line rapidly.

        In the months ahead, we intend to broaden BOSS to include even more applications and integrate BOSS with the development resources of our Open Source Development Network.

        BOSS, in other words, provides us a large competitive advantage now, which we believe is going to grow.

[PHOTOGRAPH OF CHIP SALZENBERG, PERL]

[PHOTOGRAPH OF DAVID HINDS, PCMCIA, LINUX KERNEL]

[PHOTOGRAPH OF JEREMY ALLISON, SAMBA]

[GRAPHIC OF THE PHRASE "OPEN EXPERTS." OVER A FIRING RANGE BULLS-EYE]

        "Our company, like our Linux servers, is built from the ground up to deliver the power of Linux and Open Source solutions to our customers."

          - John T. Hall
            Vice President, Strategic Planning,
            VA Linux Systems

[PHOTOGRAPH OF GEOFF "MANDRAKE" HARRISON, ENLIGHTENMENT, CLUSTERING]

[PHOTOGRAPH OF SAN "NETTWERK" MEHAT, VACM, LINUX KERNEL]

[PHOTOGRAPH OF TED T'SO, LINUX KERNEL, EXT2 FILE SYSTEM]

[PHOTOGRAPH H.J. LU, NFS, LINUX KERNEL]

[PHOTOGRAPH JON "MADDOG" HALL, LINUX INTERNATIONAL]


EXPERTISE OUR CUSTOMERS CAN BUILD ON. Throughout this Annual Report we have talked about our Linux and Open Source expertise.

        We have built that expertise through a focus and a passion for Open Source. We have forged strong links to the Open Source community (and its incredible knowledge base). And we are of the Open Source community. Many of us have been involved in the Open Source movement (a movement that is gaining momentum by the hour) almost since the beginning.

        Many of the premier developers in the Linux and Open Source arena, are on staff at VA Linux. Why? Because they believe VA Linux has the wherewithal to lead Linux and Open Source to a position of prominence. And because they know that we care too much about the ultimate success of Linux and Open Source to turn either one into something proprietary and stagnant. As WR Hambrecht noted in an August 2000 report, over 85% of all changes to the Linux kernel have come from employees of VA Linux and Red Hat.

        There is, of course, more to us than a bunch of Linux luminaries. We are also savvy business people. Our founding team developed our breakthrough business model - a solutions company that utilizes Open Source methodologies - and has guided the company through a successful beginning. And in the past two years, we've built a strong leadership team of industry veterans from companies including Amdahl, Apple, EDS, Philips, Oracle, SGI, Solectron, Sun and Synopsys. It is a team with the experience to run and grow a successful company. And the impact they've made can be seen in our impressive results.

[GROUP PHOTOGRAPH OF PAUL PAPAGEORGE, LARRY M. AUGUSTIN, JOHN T. HALL, ROBERT RUSSO, DANIEL R. SHORE, BRIAN D. BILES, TODD B. SCHULL, LEONARD N. ZUBKOFF, GREGG E. ZEHR, ALI JENAB AND STEVE WESTMORELAND]

THE POWER OF PROFESSIONAL SERVICES. While our Open Source expertise is designed into our systems, our Professional Services Group offers our customers direct access to that expertise, so they can extend the Open Source model and a knowledge of Linux into their own enterprises.

        By the close of fiscal 2000, the Professional Services Group had grown to 47 professional staff members, and they directly generated over 4% of our total revenue in the fourth quarter of fiscal 2000. While that direct contribution to revenue is important, the Group's impact on our overall business is much greater. Many of our customers choose our systems specifically because of the solutions that only our Professional Services Group can provide.

        The Group consists of an impressive roster of business and IT experts, as well as many pioneers in Linux development and the integration of Open Source solutions in corporate environments. And it offers valuable expertise in Linux and Open Source Internet infrastructure and business solutions. We assist our customers in everything from Internet systems design and the development of Open Source strategies to the integration of Linux and Open Source solutions with their existing environments. We, for instance, recently assisted in the largest deployment of Oracle on Linux Internet servers.

        As we said earlier, Open Source development and methodology enable the delivery of better solutions faster. Our Professional Services Group helps our customers make that happen.

[PHOTOGRAPH OF LEONARD ZUBKOFF, LINUX KERNEL, RAID]

[PHOTOGRAPH OF CARSTEN "RASTERMAN" HAITZFER, ENLIGHTENMENT, CLUSTERING]

[GRAPHIC OF THE PHRASE "OPEN COLLABORATION." OVER FOUR LINKED LETTERS "O"].

"WHERE ARE THE PEOPLE GOING? I AM THEIR LEADER AND I MUST FOLLOW THEM."
        - Mahatma Gandhi

OPEN SOURCE DEVELOPMENT IS THE INTERNET REVOLUTION. AND VICE VERSA.

The growth of the Open Source movement has roughly paralleled the growth of the Internet. Why? Because they fuel one another. Open Source software provides the rapid innovation and high reliability that the Internet demands. And the Internet provides the high-speed, geography-spanning communications forum that Open Source developers need to develop, distribute and discuss new software. The Internet is, in other words, the medium of Open Source development.


        At VA Linux Systems, we not only understand the symbiotic relationship between Open Source and the Internet, we're doing everything in our power to nurture it.


        In January 2000, we launched SourceForge,(TM) a website that hosts Open Source development and provides a variety of resources, tools and administration to developers. When the site launched it hosted about 300 development projects and almost 7,000 developers. Now, less than nine months later (September 2000), SourceForge hosts over 9,600 development projects and more than 67,000 developers.


                        "I cannot adequately express how
                       useful the many resources provided
                        by SourceForge have been, or how
                           grateful I am to have them.
                         Without SourceForge, I doubt my
                            Open Source project would
                            be nearly as successful."

                                   G.W. LUCAS,
                        Administrator, The Rossum Project


[OPEN SOURCE DEVELOPMENT NETWORK LOGO]

[GRAPHIC OF THE WORLD]

OSDN. THINK OF IT AS THE WORLD DEVELOPMENT CENTER FOR OPEN SOURCE SOFTWARE.

In August 2000, with the goal of making Open Source the dominant model for software development we launched the Open Source Development Network (OSDN), a new division of VA Linux Systems. OSDN is the premier online resource for Open Source development, distribution and discussion. It links all our Open Source Internet resources - SourceForge, Linux.com and Themes.org, as well as the Web properties we gained in our acquisition of Andover.net, Freshmeat.net, Slashdot.org, Question Exchange and ThinkGeek.com.


        The result? The world's most complete environment for Open Source developer communication and collaboration.

        In the fourth quarter of fiscal 2000, our Web properties contributed 4% of our revenues. More important than revenue contribution, however, is the contribution OSDN will make to the growth of Open Source development and the Open Source community, which we firmly believe will ultimately fuel the growth of VA Linux Systems.

[GRAPHIC OF THE PHRASE "OPEN ENTHUSIASM." NEXT TO A STYLIZED EXCLAMATION POINT]

                     AND NOW FOR A WORD FROM OUR CUSTOMERS.

          At the outset of this annual report we said VA Linux Systems provides integrated Linux and Open Source solutions for Internet infrastructure applications. And that our solutions enable businesses to rapidly build and scale their Internet
            infrastructure, while leveraging the Open Source model to
           accelerate software development, reduce costs and increase competitiveness. We would like to share with you how our
         customers think we're succeeding. We think their enthusiasm for
         VA Linux Systems speaks volumes. And that it is a very good way to assess our future prospects.


                 "VA Linux offers a complete solution, providing
                  NetLedger with the tools, the method and the support to launch and operate our data center virtually maintenance free. As a result, our network can handle millions of end users."

                                  DAVE DURKEE,
                           Chief Information Officer,
                                    NetLedger


                          [PHOTOGRAPH OF DAVE DURKEE]

               "Through our partnership with VA Linux and our commitment to Open
                               Source development models, we are able to provide
                                          support for our customers using Linux.
                       Additionally, our customers can participate in developing
                              successful printing solutions that will best serve
                                                          their specific needs."

                                                                 GEORGE MULHERN,
                                              Vice President and General Manager
                                                 HP Department LaserJet Printing


[PHOTOGRAPH OF JOHN SELLENS]
"SourceForge is a great resource
and a tremendous help, and certainly
makes me want to buy some VA Linux machines."

JOHN SELLENS,
General Manager,
Certaintysolutions


                                                     [PHOTOGRAPH OF TED ROBERTS]
  "VA Linux allows us to focus on our company's core competency of forging a new global Point-to-Point delivery network.
                               With VA, we deal with just one company, a quality
                                   product and the highest levels of service and
                                          expertise from Professional Services."

                                                                    TED ROBERTS,
                                                       Chief Technology Officer,
                                                            Avienda Technologies


[PHOTOGRAPH OF RIC O'CONNELL]
"Once you decide to utilize Linux as your operating system, VA Linux is the obvious choice. There isn't another vendor remotely close to offering the Linux resources that VA Linux provides."

RIC O'CONNELL,
Chief Technology Officer,
1stUp.com


                                                      [PHOTOGRAPH OF ALLAN TEAR]
                                      "As broadband use becomes more widespread,
                                the ability to scale our network to handle large
                            numbers of users will be vital to Incanta's success.
                           VA Linux's responsiveness and flexibility to problems and opportunities help us quickly expand our services and respond to new market opportunities on short notice."

                                                                     ALLAN TEAR,
                                                        Chief Operating Officer,
                                                                   Incanta, Inc.

[GRAPHIC OF THE PHRASE "OPEN BOOKS." INSIDE A CIRCLE WITHIN A SQUARE]

FY 2000 FINANCIAL STATEMENTS

Selected Financial Data                                         16

Management's Discussion and Analysis
  of Financial Condition and Results of Operations              17

Factors That May Affect Future Results                          22

Report of Independent Public Accountants                        32

Consolidated Balance Sheets                                     33

Consolidated Statements of Operations                           34

Consolidated Statements of Stockholders'
  (Deficit) Equity                                              35

Consolidated Statements of Cash Flows                           36

Notes to Consolidated Financial Statements                      37

Report of Management                                            47

Special Note Regarding Forward-Looking Statements               47

Board of Directors and Executive Officers                       48

Corporate Information                                           49

SELECTED FINANCIAL DATA
(in thousands, except per share data)

You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this Annual Report. The statement of operations data for the years ended July 28, 2000 and July 31, 1999 and 1998 and the balance sheet data as of July 28, 2000 and July 31, 1999 are derived from, and are qualified by reference to, the audited financial statements and related notes appearing elsewhere in this Annual Report. The statement of operations data for the year ended July 31, 1997 and the balance sheet data as of July 31, 1998 and 1997 are derived from audited financial statements not appearing in this Annual Report. The statement of operations data for the year ended July 31, 1996 and the balance sheet data as of July 31, 1996 are derived from unaudited financial statements not appearing in this Annual Report. Historical results are not necessarily indicative of results that may be expected for any future period.


FOR THE YEARS ENDED                                                 JULY 28,                        JULY 31,
                                                                   ---------    ------------------------------------------------
                                                                      2000        1999         1998         1997         1996
                                                                   ---------    ---------    ---------    ---------   ----------
                                                                                                                      (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

  Net revenues                                                     $ 120,296    $  17,710    $   5,556    $   2,743    $   2,257
  Cost of revenues                                                    98,181       17,766        4,494        2,562        1,991
                                                                   ---------    ---------    ---------    ---------    ---------
  Gross profit                                                        22,115          (56)       1,062          181          266
  Income (loss) from operations                                      (95,387)     (14,531)          73         (462)        (169)
  Net income (loss)                                                  (89,758)     (14,512)          84         (474)        (170)
  Dividend related to convertible preferred stock                     (4,900)          --           --           --           --
  Net income (loss) attributable to common stockholders              (94,658)     (14,512)          84         (474)        (170)
  Basic net income (loss) per share                                $   (3.52)   $   (2.62)   $    0.02    $   (0.05)   $   (0.01)
  Diluted net income (loss) per share                              $   (3.52)   $   (2.62)   $    0.01    $   (0.05)   $   (0.01)
  Shares used in computing basic net income (loss) per share          26,863        5,530        5,100        9,467       15,000
  Shares used in computing diluted net income (loss) per share        26,863        5,530       12,249        9,467       15,000

BALANCE SHEET DATA AT YEAR-END:

  Cash and cash equivalents                                        $ 123,849    $  18,653    $      62    $      20    $     147
  Working capital                                                    171,730       16,230         (214)          12          129
  Total assets                                                       585,099       27,595        1,195          591          304
  Long-term obligations, less current portion                          1,656          424          275           --           --
  Total stockholders' equity (deficit)                               543,875       18,363         (420)          45          149

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Factors That May Affect Future Results" and elsewhere in this Annual Report. Please read our "Special Note Regarding Forward Looking Statements" set forth on page 47 of this Annual Report.

OVERVIEW

We are a leading provider of Linux-based solutions, integrating systems, software and services. Our broad-based technical expertise in systems and software design, as well as our focus on the Linux operating system and related Open Source solutions, enable us to provide high-quality Linux systems designed for optimal performance, reliability and scalability. To further expand our service offerings, we recently established a professional service organization and the Open Source Development Network (OSDN).

We were incorporated in January 1995, and grew very modestly until the end of fiscal 1998. Since July 31, 1998, however, we have experienced significant growth and have invested in hiring personnel with Linux expertise, growing our direct sales force to better penetrate the market for Linux products and marketing our brand. To further implement these strategies, we expanded our operations, customer support, administration infrastructure, and acquired companies. As a result, our employee base grew from 153 at July 31, 1999 to 515 on July 28, 2000, and our operating expenses grew significantly. At July 28, 2000, we had an accumulated deficit of $109.6 million.

During fiscal 2000, our quarterly revenues increased rapidly, growing from $14.8 million in the first quarter ended October 29, 1999 to $50.7 million in the fourth quarter ended July 28, 2000. Our revenue is derived primarily from sales of systems and related customer support, with a smaller portion derived from services and web advertising. While we expect sales from services and web advertising to increase, our sales from systems will continue to represent a significant majority of our net revenues through fiscal 2001. We recognize revenues from product sales upon shipment. We generally do not grant any rights to our customers to return products. We also provide allowances for warranty costs at the time of shipment. Customer support fees are recognized ratably over the term of the service contract.

Sales of our systems accounted for approximately 95% of our net revenues in fiscal 2000 and all of our sales in fiscal 1999. Only one customer represented more than 10% of our net revenue for fiscal 2000. Akamai Technologies, Inc. represented approximately 18% of net revenue for fiscal 2000 and approximately 8% of net revenue for fiscal 1999. We acquired TruSolutions, Inc. in March 2000 to expand our server product lines and acquired NetAttach, Inc. in April 2000 to help establish our new storage product lines.

In September 1999, we established our professional service organization and acquired Precision Insight, Inc. in April 2000 to expand our existing customer service and support offerings to better address the demand for Linux and Open Source software expertise from our customers. This organization provides Internet infrastructure and Open Source software services including system architecture design and integration, development of Open Source software including the porting of software to Linux, and managed services. We believe that the computer industry is generally characterized by significant demand for professional services. Although revenues from our professional services organization have not been material to date, we are aggressively marketing these services and believe that these services will address this significant demand. Accordingly, we expect these revenues to account for a more significant portion of revenues in the future. Revenues from professional service contracts are recognized as revenue upon completion of the project, or using the percentage of completion method of the project where project costs can be reasonably estimated. Any payments received prior to revenue recognition are recorded as deferred revenue.

With the acquisition of Andover.Net in June 2000, and in conjunction with our other Open Source websites, we established the Open Source Development Network
(OSDN), which supplies Open Source information to a wide audience. OSDN helps people develop Open Source software with tools like SourceForge, helps them to distribute their work through Freshmeat and other websites, and helps them discuss Open Source development on Slashdot and many of our other sites. Although Web revenues have not been material to date, we are aggressively marketing these services and we expect these revenues to account for a more significant portion of revenues in the future. Advertising revenues are recognized over the period in which the advertisements are displayed, provided that no significant obligations remain and collection of the receivable is reasonably assured. The financial impact of Andover.Net was not material to the fiscal 2000 consolidated financial information unless specifically noted within the Results of Operations section.

Prior to January 1999, we sold our products to customers primarily in response to telephone inquiries. During the third quarter of fiscal 1999, we began implementing our direct sales strategy. The number of employees engaged in direct sales activities grew from 35 at fiscal year end 1999 to 103 at fiscal year end 2000. Our direct sales organization consists of field sales, telesales and sales support personnel. Although indirect sales have not been material to date, we may pursue selective channel opportunities to supplement our direct sales efforts. In addition, our valinux.com website permits customers to configure and order products and software via the Internet, allowing us to more efficiently sell products and facilitate order processing. Since October 1999, substantially all of our sales have been processed through this website. We intend to continue to enhance our e-commerce solutions to foster closer relationships with our customers and improve the efficiency of our sales process.

Although we have established our European operations, to date, substantially all of our sales have been in North America. We expect international revenues to represent a larger percentage of our revenues in fiscal 2001.

We outsource a significant portion of our manufacturing and supply chain management operations, including inventory management and component procurement, to Synnex, our contract manufacturer. We provide Synnex with 90 day rolling forecasts based on anticipated product orders. Synnex uses these forecasts to purchase components for our products. If we overestimate our component requirements, Synnex may have excess inventory, which would increase our costs. If we underestimate our component requirements, Synnex may have inadequate inventory, which could interrupt their manufacturing of our products and result in delays in system shipments. Any of these events could harm our business and results of operations. Our agreement with Synnex may be terminated for any reason at any time on delivery of 120 days advance notice. A substantial majority of our cost of revenues currently consists of payments to Synnex. Cost of revenues also includes costs associated with our customer support and professional services. Customer support costs include payments made to a third-party service organization, which provides call-center and onsite service functions to our customers. We expect revenues from professional services to carry a higher gross margin than our product revenues. We believe that future gross margin will primarily be affected by:

        -    changes in components and manufacturing costs;

        -    the volume and mix of products and services sold;

        -    new product introductions both by us and our competitors;

        -    changes in our pricing policies and those of our competitors;

        -    the size of customer orders; and

        -    the mix of domestic and international sales.

Prior to October 1998, we operated as a small closely-held company. As such, we did not have the types of operational and financial controls normally implemented by growing enterprises. During the second half of fiscal 1999, we implemented or updated our operational and financial systems, procedures and controls, including the implementation of an enterprise resource planning system and an Internet-based ordering system. Our systems will continue to require additional modifications and improvements, and possibly new systems, to respond to future changes in our business. Implementation of these modifications and improvements or new systems could be disruptive to our business.

In connection with the grant of stock options to employees during fiscal 1999 and 2000, we recorded deferred stock compensation of $14.4 million and $23.4 million, respectively, representing the difference between the deemed fair market value of the common stock for accounting purposes and the exercise price of these options as of the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and is amortized on an accelerated basis over the vesting period of the applicable options. We expensed $2.3 million and $16.3 million of deferred compensation during fiscal 1999 and fiscal 2000, respectively.

RESULTS OF OPERATIONS

The following table sets forth for the years indicated certain financial data as a percentage of net revenue:


FOR YEARS ENDED                                  JULY 28,             JULY 31,
                                                 --------       --------------------
                                                   2000          1999          1998
                                                 --------       ------        ------
STATEMENTS OF OPERATIONS DATA:
Net revenues                                      100.0%        100.0%        100.0%
Cost of revenues                                   81.6         100.3          80.9
                                                  -----         -----         -----
Gross margin                                       18.4          (0.3)         19.1
                                                  -----         -----         -----
Operating expenses:
  Sales and marketing                              24.5          29.3           6.9
  Research and development                         10.3          18.0           3.2
  General and administrative                        7.5          21.4           7.7
  Amortization of deferred
    stock compensation                             32.8          13.0            --
  Amortization of goodwill
    and intangible assets                          15.1            --            --
  Write-off of in-process
    research and development                        7.5            --            --
                                                  -----         -----         -----

         Total operating expenses                  97.7          81.7          17.8
                                                  -----         -----         -----
Income (loss) from operations                     (79.3)        (82.0)          1.3
Interest and other income
  (expense), net                                    4.7           0.1           0.2
                                                  -----         -----         -----
Net income (loss)                                 (74.6)%       (81.9)%         1.5%
                                                  =====         =====         =====
Dividend related to
  convertible preferred stock                      (4.1)%          --            --
                                                  =====         =====         =====
Net income (loss) applicable to
  common stockholders                             (78.7)%       (81.9)%         1.5%
                                                  =====         =====         =====

NET REVENUES

Net revenues increased from $17.7 million in fiscal 1999 to $120.3 million in fiscal 2000, an increase of $102.6 million. Net revenues increased primarily due to the high demand for our web based server products and the introduction of our new 1U and 2U server products in the third and second quarters of fiscal 2000, respectively. All of our net revenue in fiscal 1999 was derived from sales of our systems and in fiscal 2000 sales of our systems were approximately 95% of net revenue. In fiscal 2000, approximately 71% of our net revenues were sales to companies in the Internet infrastructure market.

Net revenues increased from $5.6 million in fiscal 1998 to $17.7 million in fiscal 1999. The growth of net revenues was due to the introduction of our new server product designed for the Internet market late in the second quarter of fiscal 1999.

Export sales for fiscal 2000, 1999 and 1998 were not material.

COST OF REVENUES

Cost of revenues increased from $17.8 million in fiscal 1999 to $98.2 million in fiscal 2000, an increase of $80.4 million. Gross margin increased as a percent of net revenues from a negative 0.3% in fiscal 1999, to 18.4% in fiscal 2000, primarily due to increased sales volume from our server products, reductions in component costs, improved manufacturing efficiencies as a result of outsourcing our manufacturing to Synnex, and the introduction of new products.

Cost of revenues increased from $4.5 million in fiscal 1998 to $17.8 million in fiscal 1999, an increase of $13.3 million. Gross margin declined to negative 0.3% in fiscal 1999 from 19.1% in fiscal 1998. This decline was due to three factors. The largest factor was costs associated with establishing and moving our manufacturing activities to our initial contract manufacturer. This represented approximately 50% of the decline. The second factor was the establishment of our technical support organization and increased headcount in our manufacturing operations, which represented approximately 30% of the decline. The third factor was increased component costs due to our transitioning to more dependable component suppliers. To become more competitive, we transferred our manufacturing operations to Synnex in July 1999. While we incurred additional expenses in connection with this move, we believe that Synnex's position as a distributor of Intel architecture components and other subsystems, its focus on build-to-order processes and its expertise in material management will reduce our future product costs.

SALES AND MARKETING EXPENSES

Sales and marketing expenses increased from $5.2 million in fiscal 1999 to $29.5 million in fiscal 2000, an increase of $24.3 million. This increase was due to an increase in sales and marketing personnel, tradeshow and branding expenses, and increased commission expenses resulting from higher revenue. Sales and marketing expenses as a percent of net revenues decreased from 29.3% in fiscal 1999 to 24.5% in fiscal 2000 as a result of higher revenue.

Sales and marketing expenses increased from approximately $382,000 in fiscal 1998 to $5.2 million in fiscal 1999, an increase of $4.8 million. This increase was due to an increase of sales and marketing personnel and increased expenses from the launch of our branding and other marketing campaigns. Sales and marketing expenses as a percent of net revenues increased from 6.9% in fiscal 1998 to 29.3% in fiscal 1999.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased from $3.2 million in fiscal 1999 to $12.4 million in fiscal 2000, an increase of $9.2 million. This increase was due to an increase in research and development personnel and increased spending for material for new product development. Research and development expenses as a percent of net revenues decreased from 18.0% in fiscal 1999 to 10.3% in fiscal 2000 as a result of higher revenue. We expense all of our research and development costs as they are incurred.

Research and development expenses increased from approximately $180,000 in fiscal 1998 to $3.2 million in fiscal 1999, an increase of $3.0 million. This increase was due to an increase in research and development personnel and increased spending for material for new product development. Research and development expenses as a percent of net revenues increased from 3.2% in fiscal 1998 to 18.0% in fiscal 1999.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased from $3.8 million in fiscal 1999 to $9.0 million in fiscal 2000, an increase of $5.2 million. This increase was due to an increase in administrative personnel and increased expenses relating to the support of our increased operations. General and administrative expenses as a percent of net revenues decreased from 21.4% in fiscal 1999 to 7.5% in fiscal 2000 as a result of higher revenue.

General and administrative expenses increased from approximately $427,000 in fiscal 1998 to $3.8 million in fiscal 1999, an increase of $3.4 million. This increase was due to an increase in administrative personnel and increased expenses to support our increased operations, including the implementation of a new management information system. General and administrative expenses as a percent of net revenues increased from 7.7% in fiscal 1998 to 21.4% in fiscal 1999.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

In connection with the grant of stock options to employees during fiscal 1999 and 2000, we recorded deferred stock compensation of $14.4 million and $23.4 million, respectively. We amortized $2.3 million and $16.9 million of deferred stock compensation in fiscal 1999 and 2000, respectively. We did not record any deferred stock compensation or amortization in fiscal 1998.

In connection with the acquisitions of TruSolutions, Inc., Precision Insight, Inc., and NetAttach, Inc. we recorded $113.1 million of deferred stock compensation during fiscal 2000. We amortized $22.6 million of compensation expense in fiscal 2000. See further discussion in Notes to the Consolidated Financial Statements.

AMORTIZATION OF GOODWILL AND INTANGIBLES

In connection with the acquisitions of TruSolutions, Inc., Precision Insight, Inc., NetAttach, Inc., and Andover.Net, we recorded $381.3 million of goodwill and intangibles during fiscal 2000. We amortized $18.2 million of goodwill and intangibles in fiscal 2000. See further discussion in Notes to the Consolidated Financial Statements.

WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT

TRUSOLUTIONS, INC. In connection with the acquisition of TruSolutions, Inc., we expensed $4.0 million of purchased in-process research and development. The value assigned to purchased in-process technology, based on the income method prepared by an independent third-party, was determined by identifying research projects in areas for which technological feasibility had not been established. TruSolutions' in-process projects included the research and development associated with the 1/2U, 1U, 2U, and 4U server products. The value of in-process research and development was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The discount rate includes a risk-adjusted discount rate to take into account the uncertainty surrounding the successful development of the purchased in-process technology. The risk-adjusted discount rate applied to the projects' cash flows was 45% for the in-process technology. We believe that the estimated in-process technology amounts represent fair value and do not exceed the amount a third-party would pay for the projects. The valuation includes cash inflows from in-process technology through 2003 with revenues commencing in 2000 for the 1U, 2U and 4U servers, and in 2001 for the 1/2U server. Where appropriate, we allocated anticipated cash flows from an in-process research and development project to reflect contributions of the core technology. At the time of the acquisition, TruSolutions' remaining tasks that were substantially incomplete included: developing additional server features as well as proving out the in-process products' electrical designs, testing for compatibility with other systems common in server farms, and testing for Linux performance. Finally, TruSolutions needed to conduct shock, vibration and performance testing. We estimate that it will cost approximately $400,000 to complete the projects with significant remaining development efforts, which are expected to be completed in the next three to fifteen months. If the projects are not successful or completed in a timely manner, management's product pricing and growth rates may not be achieved and we may not realize the financial benefits expected from the projects.

Andover.Net In connection with the acquisition of Andover.Net, we expensed $5.0 million of purchased in-process research and development. The value assigned to purchased in-process technology, based on the income method prepared by an independent third-party, was determined by identifying research projects in areas for which technological feasibility had not been established. Andover's in-process projects included next-generation website management tools, online web applications, and other technologies which will support our vast network of websites. The value of in-process research and development was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The discount rate includes a risk-adjusted discount rate to take into account the uncertainty surrounding the successful development of the purchased in-process technology. The risk-adjusted discount rate applied to the projects' cash flows was 30% for the in-process technology. We believe that the estimated in-process technology amounts represent fair value and do not exceed the amount a third-party would pay for the projects. The valuation includes cash inflows from in-process technology through 2005 with revenues commencing in 2001. Where appropriate, the Company allocated anticipated cash flows from an in-process research and development project to reflect contributions of the core technology. At the time of the merger, Andover's remaining tasks that were substantially incomplete included certain planning, designing, coding, prototyping, and testing activities that are necessary to establish that the developmental technologies can be produced to meet their design specifications including functional, technical, and economic performance requirements. The Company estimates that it will cost approximately $1,000,000 to complete the projects with significant remaining development efforts, which are expected to be completed in the next 9 to 12 months. If the projects are not successful or completed in a timely manner, management's product pricing and growth rates may not be achieved and VA Linux may not realize the financial benefits expected from the projects.

INTEREST AND OTHER INCOME (EXPENSE), NET

Interest and other income, net includes income from our cash investments net of other expenses. We had net interest and other expenses of approximately $11,000 in fiscal 1998, approximately $19,000 in fiscal 1999, and $5.6 million in fiscal 2000. The increase from fiscal 1999 to fiscal 2000 was primarily due to an increase in interest income earned on proceeds from our initial public offering in December 1999. The increase from fiscal 1998 to fiscal 1999 was primarily due to an increase in interest income earned on proceeds from the issuance of convertible preferred stock.

INCOME TAXES

As of July 28, 2000, we had $84.9 million of federal and $25.8 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. The federal and state net operating loss carry-forwards expire at various dates through 2020 and 2005, respectively, to the extent that they are not utilized. We have not recognized any benefit from these net operating loss carryforwards because of uncertainty surrounding their realization. The amount of net operating losses that we can utilize is limited under tax regulations because we have experienced a cumulative stock ownership change of more than 50% over the last three years.

PREFERRED STOCK DIVIDEND

During the quarter ended October 29, 1999, we recorded a preferred stock dividend of $4.9 million representing the value of the beneficial conversion feature on the issuance of convertible preferred stock in September 1999. The beneficial conversion feature was calculated at the commitment date based on the difference between the conversion price of $3.86 per share and the estimated fair value of the common stock at that date. The amount of the beneficial conversion feature was limited to the amount of the gross proceeds received from the issuance of convertible preferred stock. The excess of the beneficial conversion feature over the gross proceeds received was $4.2 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased from $18.7 million at July 31, 1999 to $123.8 million at July 28, 2000, an increase of $105.1 million. This increase is primarily a result of our initial public offering of common stock in December 1999, which generated net proceeds of $138.7 million and the cash we assumed from Andover.Net as a result of their initial public offering of common stock in December 1999, which generated net proceeds of $77.4 million. We used $10.2 million of cash in operating activities in fiscal 1999 and $24.6 million in fiscal 2000. This increase in cash used was primarily due to increases in operating losses and accounts receivable, offset by depreciation, amortization of stock compensation, increases in accounts payable, write-off of in-process research and development, and lower inventories. We expect accounts receivables to continue to grow as revenues increase.

Investing activities used cash of $13.2 million in fiscal 2000 due to purchases of short-term investments of $52.4 million, capital equipment of $7.6 million, offset by the net amount of cash acquired as a result of acquisitions of $46.9 million. We used cash in investing activities of $2.3 million in fiscal 1999 due to purchases of computer equipment and other fixed assets. Our capital expenditures may increase over the next several years as we expand our facilities and acquire equipment to support expansion of our sales and marketing and research and development activities.

Our financing activities provided cash of $143.0 million in fiscal 2000, generated from the proceeds of our issuance of common stock with our initial public offering and the sale of convertible preferred stock in September 1999, partially offset by payments on notes payables and capital lease obligations. Financing activities provided cash of $31.0 million in fiscal 1999, resulting almost entirely from the net proceeds from the issuance of convertible preferred stock.

During fiscal 2000 we entered into a $10.0 million line of credit with a bank. In connection with this line of credit, we also entered into a $500,000 equipment loan. At July 28, 2000, we had $375,000 outstanding under the equipment loan and $2.3 million issued under a letter of credit for lease obligations. Amounts outstanding under each facility bear interest at a variable rate equal to the bank's prime rate plus 0.75% per annum (9.5% at July 28, 2000) and are secured by substantially all of our assets. This agreement requires that we maintain certain financial and non-financial ratios and covenants. As of July 28, 2000 we were in compliance with these covenants.

In June 2000, we agreed to lease a 140,000 square foot complex in Fremont, California. The related cost of this lease is expected to be approximately $284,000 per month. The lease has a term of 120 months.

Our future liquidity and capital requirements will depend upon numerous factors, including the costs associated with the expansion of our sales and marketing activities and product development efforts, the level and timing of product and service revenues, the amount of working capital required, and the level of fixed asset investment required. We believe that the net proceeds from our initial public offering, together with our current cash and investment balances and any cash generated from current or future debt financing, will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, it is possible that we may require additional financing within this period, particularly if we elect to acquire complementary businesses or technologies. The factors described in this paragraph will affect our future capital requirements and the adequacy of our available funds. As a result, we may be required to raise additional funds through the sale of equity or convertible debt or other arrangements. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our inability to raise capital when needed could seriously harm our business.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition". In June 2000, the SEC deferred the adoption date for SAB No. 101 until the fourth quarter of fiscal 2001. SAB No. 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has not quantified the effect of SAB No. 101 on its financial position or results of operations and has not yet determined the timing and method of adoption.

In March 2000, the FASB issued Financial Standards Board Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN No. 44 addresses the application of APB No. 25 to clarify, among other issues, (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occurred after either December 15, 1998 or January 12, 2000. To the extent FIN No. 44 covers events occurring during the period after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying the interpretation have been recognized on a prospective basis from July 1, 2000. Management believes the adoption of FIN No. 44 will not have a material effect on the Company's financial position or results of operations.

FACTORS THAT MAY AFFECT FUTURE RESULTS

RISKS RELATED TO COMPETITION WITHIN OUR INDUSTRY

WE MAY NOT BE ABLE TO COMPETE WITH MORE ESTABLISHED COMPANIES.
In the market for computer systems, we face significant competition from larger companies who market general-purpose computers and have greater financial resources, more established direct and indirect sales channels and greater name recognition than we do. These companies include Compaq Computer Corporation, Dell Computer Corporation, Fujitsu International Inc., Hewlett-Packard Company, International Business Machines Corporation and Sun Microsystems, Inc. In most cases, these companies primarily sell systems that run proprietary operating systems, such as Microsoft Windows and variants of UNIX, including Sun's Solaris. However, some of them, notably IBM, Compaq, Dell, Sun and H-P, have also implemented Linux-based computer businesses.

The systems offered by these companies may have greater functionality and lower prices than those we currently provide, making our systems less attractive to customers. Even if the functionality of the standard features of these products is equivalent to ours, we face a substantial risk that a significant number of customers will choose not to purchase products from a less well-known vendor, regardless of the competitiveness of our solutions. These companies also have larger and more established service organizations to support these products and operating systems. These companies may be able to leverage their existing organizations, including their service organizations, and provide a wider offering of products and higher levels of support on a more cost-effective basis than we can. In addition, these companies may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to their customers than we can.

We also face competition in narrow, vertical markets from limited purpose computer vendors that offer products that are carefully tailored for specific applications, which may better address the needs of these customers. Furthermore, because Linux can be downloaded from the Internet for free or purchased at a nominal cost and modified and re-sold with few restrictions, traditional barriers to market entry are minimal. Accordingly, it is possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. Any pricing pressures or loss of potential customers resulting from our failure to compete effectively would reduce our revenues. We may not be able to compete successfully with these current or potential competitors.

WE MAY NOT BE ABLE TO COMPETE WITH SMALLER COMPETITORS WHO ARE FOCUSED ON MANUFACTURING UNITS THAT COMPETE WITH OUR PRODUCTS ON THE BASIS OF PRICE, USING COMMODITY PARTS. Small, general purpose computer manufacturers that are focused on a small number of products can often assemble and offer systems comprised of off-the-shelf, commodity components, and compete with us primarily on the basis of price. These "white-box makers" may be able to build systems more inexpensively than we can because they have little or no research and development expenses, and no investment in relationships with the Open Source community, thereby giving them lower overhead expenses than us. Such companies may also be able to compete effectively with us on personalized, local service, as these companies generally target a small portion of the market. Technology standardization in recent years has helped these smaller manufacturers overcome incompatibility problems that affected some manufacturers in the past. If customers place less emphasis on our branding, differentiated design and software expertise and, instead, focus on price and a comparison of some of the component parts in our systems versus these "white box" systems, we could suffer a loss of revenues and our business may be harmed.

IF WE DO NOT INTRODUCE NEW PRODUCTS AND SERVICES IN A TIMELY MANNER, OUR PRODUCTS AND SERVICES WILL BECOME OBSOLETE, AND OUR OPERATING RESULTS WILL SUFFER. The computer systems market is characterized by rapid technological change, frequent new product enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Our products could be rendered obsolete if products based on new technologies are introduced or new industry standards emerge.

Enterprise computing environments are inherently complex. As a result, we cannot accurately estimate the life cycles of our products. New products and product enhancements can require long development and testing periods, which requires us to hire and retain increasingly scarce, technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new products could seriously damage our business. We have, on occasion, experienced delays in the scheduled introduction of new and enhanced products and may experience similar delays in the future.

Our future success depends upon our ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. This process is made more challenging by the fact that the Open Source community does much of the software development for our products and we must work with, and rely upon, a large number of developers who are not our employees. We may not successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner.

IF WE FAIL TO RETAIN AND EXPAND OUR CUSTOMER BASE, OUR REVENUES COULD DECLINE SUBSTANTIALLY. We face competition from different sources, and we must compete effectively against other current and future competitors to retain and expand our customer base. We believe the principal factors on which we compete include:

        -    product functionality;

        -    quality and availability of professional services;

        -    quality of product and product support;

        -    total cost of ownership;

        -    system performance at different price points;

        -    reusability for multiple applications;

        -    sales and distribution efficiency; and

        -    brand name recognition.

To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and grow our sales and professional services organizations. Any pricing pressures or loss of potential customers resulting from our failure to compete effectively would reduce our revenues.

IF WE ARE UNABLE TO PROVIDE HIGH-QUALITY CUSTOMER SUPPORT AND SERVICES, WE WILL BE UNABLE TO MEET THE NEEDS OF OUR CUSTOMERS. IN ADDITION, OUR PRODUCTS AND SERVICES ARE DEPENDENT UPON THE EFFORTS OF MEMBERS OF THE OPEN SOURCE COMMUNITY. For our business to succeed, we must effectively market our integrated system and service solutions. If our service organization does not meet the needs or expectations of customers, we face an increased risk that customers will purchase systems from other integrated solution providers or purchase systems from one vendor and services from a Linux specialist.

The quality of our products and services is dependent on the efforts and the expertise of members of the Open Source community. If we do not continue to work productively with these members, our ability to provide product enhancement and quality services will be harmed, which would harm our revenues and compromise our reputation in the Open Source community and with customers.

RISKS RELATED TO OUR FINANCIAL RESULTS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY AND THE MARKET FOR LINUX-BASED SYSTEMS IS RAPIDLY EVOLVING, WE MAY NOT ACCURATELY FORECAST OUR SALES AND REVENUES, WHICH WILL CAUSE QUARTERLY FLUCTUATIONS IN OUR NET REVENUES AND RESULTS OF OPERATIONS AND MAY RESULT IN VOLATILITY IN OUR STOCK PRICE. Our ability to accurately forecast our quarterly sales and revenues is made difficult by our limited operating history and the new and rapidly evolving market for Linux-based systems in general, and our products in particular. In addition, most of our operating costs are fixed and based on our revenue expectations. Therefore, if we have a shortfall in revenues, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. During fiscal 1999, we hired 138 employees, moved into significantly larger facilities and greatly increased our operating expenses. In fiscal 2000, we continued to add a significant number of new employees. In early fiscal 2001, we again relocated to larger facilities. We do not know whether our business will grow rapidly enough to absorb these costs. As a result, our quarterly operating results could fluctuate, and such fluctuation could adversely affect the market price of our common stock. Our quarterly net revenues and results of operations may vary significantly in the future due to a number of additional factors, many of which are outside of our control. The primary factors that may cause our quarterly net revenues and results of operations to fluctuate include the following:

        - economic conditions generally and in the specific industries in which our customers operate;

        - demand for and market acceptance of Linux-based systems and our products and services;

        - increases in manufacturing costs, including the prices of components that are used in our products;

        - reductions in the sales price of our systems or those offered by our competitors;

        - our ability to develop, introduce and market new products and product enhancements that meet customer requirements in a timely manner;

        - our contract manufacturer's ability to manufacture sufficient quantities of systems and maintain the quality of our systems;

        - our contract manufacturer's ability to obtain sufficient supplies of sole or single source components, including power supplies, disk controller cards, backplane circuit boards, motherboards and central processing units;

        - the introduction of competing products by companies which market general or limited purpose servers and computers;

        - the failure of Linux developers to enhance and develop the Linux operating system; and

        - costs related to acquisitions of complementary technologies or businesses.

Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, the price of our common stock may drop.

FAILURE TO MAINTAIN OR INCREASE OUR GROSS MARGIN WILL HARM OUR RESULTS OF OPERATIONS. Our gross margin may be adversely affected by decreases in the average selling prices of our systems, increased manufacturing costs or increased costs of providing service revenues. We have experienced fluctuations in the average selling prices of our products to date. We anticipate that, as the market for Linux systems grows, the average unit price of our products will continue to fluctuate and may decrease. The average unit price of our products may also decrease in response to changes in product mix, competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to offset a decrease in the average selling prices of our existing products by developing and introducing products and services with higher margins or by reducing our product and manufacturing costs, our gross margin will suffer.

To maintain or increase our gross margin, we also must continue to reduce the manufacturing cost of our products and the costs of providing professional services. Our products incorporate a significant number of commodity components and our gross margin will fluctuate as a result of changes in the cost of these components. Component prices can increase for a number of reasons, including temporary or extended supply shortages. Increases in our manufacturing costs, whether due to increased component costs or other factors, could seriously harm our business. We intend to increase the amount of revenues we derive from professional services. As a result, we continue to hire additional staff to provide these services. If we are unable to increase professional services revenues quickly enough, gross margins on these revenues may decline and may adversely affect our overall gross margins. For more information related to our costs associated with manufacturing, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Results of Operations."

OUR QUARTERLY SALES CYCLE MAKES PLANNING AND OPERATIONAL EFFICIENCIES DIFFICULT. The timing and amount of our revenues are subject to a number of factors that make estimation of revenues and operating results prior to the end of a quarter extremely uncertain. We have operated historically with little or no backlog. As a result, our revenues in any quarter are dependent on orders booked and shipped in that quarter. In addition, our customers generally have a long lead-time and sales cycle, which increases the risk of quarter-to-quarter fluctuations and the uncertainty of estimating quarterly operating results. We, like other computer companies, generally sell more of our products in the third month of each quarter than in the first and second months. This sales pattern places pressure on our logistics system based on internal forecasts and on our ability to timely notify our contract manufacturer of our precise manufacturing needs. As a result, our quarterly sales cycle may adversely affect our ability to predict our financial results accurately.

Our operating expenses are based on projected annual and quarterly revenue levels and are incurred approximately ratably throughout each quarter. As a result, if projected revenues are not realized in the expected period, our operating results for that period would be adversely affected and could result in an operating loss. Failure to achieve revenue, earnings, and other operating and financial results as forecast or anticipated by brokerage firm and industry analysts has in the past resulted, and could in the future result, in an immediate and adverse effect on the market price of our common stock. Additionally, developments late in the quarter, such as lower-than- anticipated product demand, a systems failure at our facilities or at our contract manufacturer, or component pricing movements, can adversely impact cash and related gross profitability, in a manner that is disproportionate to the number of days in the quarter affected.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE. We incurred losses of $89.8 million for the Company's fiscal year ended July 28, 2000, primarily due to expansion of our operations, and we had an accumulated deficit of $109.6 million as of July 28, 2000. We expect to continue to incur significant product development, sales and marketing and administrative expenses, particularly as a result of expanding our direct sales force. In addition, we are investing considerable resources in our professional services organization and our Internet operations. We do not expect to generate sufficient revenues to achieve profitability and, therefore, we expect to continue to incur net losses for at least the foreseeable future. If we do achieve profitability, we may not be able to sustain it. Failure to become and remain profitable may materially and adversely affect the market price of our common stock and our ability to raise capital and continue operations.

AS OUR BUSINESS MATURES, WE DO NOT EXPECT OUR NET REVENUES TO CONTINUE TO GROW AT THE SAME RATE AS THEY HAVE IN THE PAST. Although our net revenues have grown substantially in recent quarters, we do not expect our net revenues to grow at such a rapid rate in the future and they could decline. This growth rate reflects an increased number of customers, introductions of new server models, an increased focus on professional services beginning in the second quarter of fiscal 2000 and the acquisition of TruSolutions in the third quarter of fiscal 2000. As our business matures, it is unlikely that our net revenues will continue to grow at the same rate. We believe that our future growth rates will depend on the success of our sales and marketing efforts, which will require significant expenditures that we may not have sufficient resources to undertake, as well as the success of our professional services organization, which to date has not represented a significant portion of our revenues. In addition, increased competition and slower than anticipated growth in our market could also affect our revenue growth. If our net revenues do not increase at or above the rate analysts expect, the trading price for our common stock may decline.

SALES IN THE INTERNET INFRASTRUCTURE MARKET ARE SUBJECT TO FLUCTUATION. Although sales to the Internet infrastructure market have grown historically, this market is characterized by large and often sporadic purchases. In addition, recently, several of the companies in this market, as well as in the computer market generally, have warned of lower than expected earnings, which could result in a decline or delay in sales orders from our customers in the Internet infrastructure market. Sales activity in this industry depends upon the stage of completion of expanding network infrastructures, the availability of funding, and the extent that service providers are affected by regulatory and business conditions in the locale of operations. A decline or delay in sales orders from this industry could have a material adverse effect on our business, operating results, and financial condition.

OUR LIMITED OPERATING HISTORY AND THE FACT THAT WE OPERATE IN A NEW INDUSTRY MAKE EVALUATING OUR BUSINESS PROSPECTS AND RESULTS OF OPERATIONS DIFFICULT. Our company was incorporated in January 1995. We have recently expanded our operations significantly. For example, we grew from 33 employees at January 31, 1999 to 515 employees at July 28, 2000, and only two members of our current management team were employed by us at the end of fiscal 1998. Further more, we participate in the Linux industry, which has only recently exhibited significant growth. You should consider the risks and difficulties we may encounter as an early stage company in the new and rapidly evolving Linux products and services market. Some of the factors that may affect us include:

        -    the evolving and unpredictable nature of our business model;

        - the uncertain rate of growth in usage and acceptance of the Linux operating system and other Open Source software;

        - the difficulties often associated with acquiring businesses and technologies;

        -    the uncertain demand for our products;

        - the need to expand our sales, professional services and customer support organizations;

        -    the need to expand our Internet operations;

        - increased competition in the Linux industry, particularly from larger, more established companies that are entering into the Linux market, as well as the competition we face from general purpose computer systems manufacturers; and

        - our ability to attract and retain qualified management and professional services personnel.

If we fail to address any of these risks or difficulties adequately, our business strategy may not be successful and our revenues may not grow and may decline.

AS WE EXPAND OUR INTERNATIONAL OPERATIONS, WE WILL FACE ADDITIONAL RISKS, WHICH COULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. To date, substantially all of our net revenues have been derived from sales of our products in North America. However, we began selling our products overseas during fiscal 2000, initially in Europe. We anticipate that as we expand our international sales, we will fulfill orders through international facilities operated by Synnex. We could experience difficulties and disruptions in the manufacture of our products while we transition some manufacturing operations to these new facilities. Our inability to scale manufacturing of our products in foreign facilities, and any manufacturing delays or disruptions that occur, could prevent us from increasing international sales and achieving the timely delivery of products to customers located in foreign jurisdictions. This could result in lost revenues and slower revenue growth. Additionally, it will be costly to establish international facilities and operations, promote our brand internationally and develop localized websites and other systems. We may be required to develop foreign language translations of software incorporated into our systems. Revenues from international sales may not offset the expense of establishing and maintaining these foreign operations. We have no previous experience with any of these matters. As we expand our international operations, we will face a number of additional challenges associated with the conduct of international business. For example:

        - we may have difficulty managing and administering a globally-dispersed business;

        - fluctuations in exchange rates may negatively affect our operating results;

        - we may encounter greater difficulty in collecting accounts receivable resulting in longer collection periods;

        - we may not be able to repatriate the earnings of our foreign operations;

        - we will have to comply with a wide variety of foreign laws and regulatory requirements with which we are not familiar and unexpected changes in these laws and requirements;

        - we may not be able to adequately protect our trademarks and other intellectual property overseas due to the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

        - some or all of our domain names may already be in use in countries where we expect to sell and/or establish operations;

        - we could face difficulty in building close relationships with international Open Source developers;

        - reductions in business activity during the summer months in Europe and certain other parts of the world could negatively impact the operating results of our foreign operations;

        - export controls could prevent us from shipping our products into and from some markets;

        - multiple and possibly overlapping tax structures could significantly reduce the financial performance of our foreign operations;

        - changes in import/export duties and quotas, tariffs and other tax barriers could affect the competitive pricing of our products and services and reduce our market share in some countries; and

        - economic or political instability in some international markets could result in the forfeiture of some foreign assets and the loss of sums spent developing and marketing those assets.

Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally, which could harm our business and results of operations.

OUR SUCCESS DEPENDS ON DEVELOPING NEW SYSTEMS THAT ACHIEVE MARKET ACCEPTANCE AND ON THE SUCCESS OF OUR PROFESSIONAL SERVICES ORGANIZATION. We develop systems that are optimized to run the Linux operating system, particularly for use in Internet-related applications. Developing new products that meet the needs of emerging market segments requires us to incur significant research and development expenses and commit substantial engineering resources to this effort. If we fail to introduce new products that address the needs of emerging market segments, or if our new systems do not achieve market acceptance, our future growth and profitability could suffer. Our success also depends on customers choosing our professional consulting services and support over those of our competitors, and our ability to attract and retain qualified personnel in the area of professional services. If customers do not select our services, or if we are unable to meet customer demand for such services, our revenues may not grow and may decline, and our business will be harmed.

OUR FUTURE NET REVENUES DEPEND ON CONTINUED SALES OF OUR SYSTEMS, AND OUR BUSINESS WILL SUFFER IF DEMAND FOR, OR REVENUES FROM, OUR SYSTEMS DECLINES. Historically, we have derived a large percentage of our net revenues from Linux systems sales. Systems sales represented approximately 100% of our net revenues in fiscal 1999 and approximately 95% of our net revenues in fiscal 2000. We expect systems sales to continue to account for a substantial majority of our net revenues for the foreseeable future. Any factors adversely affecting the pricing of, or demand for, these Linux systems, including increased competition or decreased market acceptance, could cause our net revenues to decline and our business to suffer.

RISKS RELATED LINUX AND OPEN SOURCE SOFTWARE

IF THE LINUX OPERATING SYSTEM DOES NOT CONTINUE TO GAIN MARKET ACCEPTANCE, WE WILL NOT BE ABLE TO SUSTAIN OUR REVENUE GROWTH AND OUR BUSINESS COULD FAIL. For the foreseeable future, we expect that substantially all of our revenues will be derived from sales of systems that run the Linux operating system and the providing of services and support for these systems. The Linux operating system has only recently gained broad market acceptance. This acceptance has been mostly limited to Internet infrastructure applications. Our success depends on the continued and increased rate of adoption of Linux in these and other markets. If this does not occur, our business will suffer.

Even if Linux is widely accepted, the Linux operating system is an Open Source software product, which users are licensed to freely copy, use, modify and distribute. Accordingly, anyone may download the Linux operating system and numerous related software applications from the Internet, or otherwise copy it, without cost, and run it on an existing Linux compatible product. Our success depends on customers purchasing new systems that integrate and are optimized to run the Linux operating system.

OUR ABILITY TO INTRODUCE NEW PRODUCTS OR PRODUCT ENHANCEMENTS WOULD BE IMPAIRED IF LINUX DEVELOPERS DO NOT CONTINUE TO ENHANCE THE CORE SOURCE CODE OF THE LINUX OPERATING SYSTEM AND DEVELOP LINUX-BASED APPLICATIONS. We may not be able to introduce new products or product enhancements on a timely basis unless efforts by Linux developers to expand the functionality of the Linux operating system continue and are successful. We cannot guarantee that these efforts will continue or be successful because the core of the Linux operating system, or the Linux kernel, is maintained by third parties. Linus Torvalds, the original developer of the Linux kernel, and a small group of independent engineers are primarily responsible for the development and evolution of the Linux kernel. Mr. Torvalds is not our employee. If Mr. Torvalds and other third-party developers fail to further develop the Linux kernel or if the development community does not continue to improve the functionality of the operating system or introduce new Open Source software or software enhancements, our ability to market our existing and future Linux products would suffer. In this event, we may also be forced to rely to a greater extent on our own development efforts or the development efforts of third-party consultants, which would significantly increase our costs. Any failure on the part of the Linux kernel developers to further develop and enhance the Linux kernel could stifle the development of additional Linux-based applications for use with our products, which would harm our product sales.

IF ADDITIONAL SOFTWARE APPLICATIONS COMPATIBLE WITH LINUX ARE NOT DEVELOPED, THE MARKET FOR OUR PRODUCTS WILL NOT GROW, AND OUR PRODUCT SALES WILL BE HARMED. Our products are currently purchased primarily for Internet-related applications. For Linux, in general, and our products, in particular, to gain acceptance in mainstream business and consumer markets, more third-party software applications designed to operate on Linux-based operating systems must be introduced and achieve market acceptance. Many widely used applications, such as Microsoft Office, Intuit Quicken, Adobe PhotoShop and others, cannot run natively on Linux operating systems. Many available Linux applications, such as word processors, databases, accounting packages, spreadsheets, e-mail programs, Internet browsers, presentation and graphics software and personal productivity applications, have not achieved mainstream market acceptance. If third parties do not introduce more software applications designed to operate on the Linux operating system and achieve market acceptance, our products will not gain mainstream business and consumer acceptance, and we may not be able to maintain our product sales growth.

IF MULTIPLE AND INCOMPATIBLE DISTRIBUTIONS OF LINUX ACHIEVE SUFFICIENT MARKET ACCEPTANCE, OUR OPERATING EXPENSES COULD INCREASE AND DEMAND FOR OUR PRODUCTS COULD DECLINE. If multiple, incompatible versions of Linux are developed, customers may become less likely to purchase Linux products, and our sales would suffer. In addition, we may be required to offer and support more distributions of Linux.

This would result in increased operating expenses. Alternatively, if VA Linux sold and supported a single Linux distribution that was not the predominant Linux distribution, VA Linux's sales and revenue growth would suffer.

IF THE LINUX DEVELOPER COMMUNITY FAILS TO SUPPORT US, OR REACTS NEGATIVELY TO OUR BUSINESS STRATEGY, OUR BUSINESS WILL BE HARMED. A majority of the software we include with our server products is developed and maintained by third parties in the Open Source software community. The third parties in the Linux developer community, upon whom we rely to develop and maintain a majority of our software, may not continue to support us, our product promotions or our corporate or operating decisions. If these third parties fail to support us for any reason, we would be forced to rely to a significantly greater extent on our own development efforts, which would require us to hire additional developers and increase our development expenses and could adversely impact product release schedules.

Some members of the Open Source community have criticized the commercialization of the Open Source movement through activities such as licensing proprietary versions of Open Source software, providing services to the users of Open Source software and selling advertisements to companies that seek access to the user group that visits websites dedicated to Open Source software. We provide services to the users of Open Source software and sell advertisements on our websites. A negative reaction to our actions, if widely shared by our visitors or the rest of the Open Source community, could harm our reputation and diminish our brand. Our business, results of operations and financial condition could suffer accordingly.

RISKS RELATED TO OUR PRODUCT MANUFACTURING

WE RELY ON SYNNEX AS OUR SINGLE SOURCE CONTRACT MANUFACTURER. IF SYNNEX IS UNABLE TO MEET OUR MANUFACTURING NEEDS OR OUR RELATIONSHIP TERMINATES, WE MAY LOSE REVENUES AND DAMAGE OUR CUSTOMER RELATIONSHIPS. We rely on Synnex to produce substantially all of our products at its Fremont, California facility on a purchase order basis, and Synnex is our sole manufacturer. With the exception of a small internal systems integration and prototyping facility, we have relocated our internal manufacturing organization to Synnex's manufacturing facility. Presently, all of our manufacturing is done at this one site and, in the event of a natural disaster, our business could be harmed. Under our agreement with Synnex, Synnex is not obligated to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order that has been accepted by Synnex. If Synnex experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our net revenues and our competitive position and reputation. Moreover, our contract with Synnex may be terminated for any reason at any time by either party upon 120 days advance notice. Synnex subleases space in its facilities to us for our manufacturing operations. If our sublease with Synnex terminates, we will need to lease additional space for our manufacturing operations, which may not be available to us on commercially reasonable terms, if at all. In addition, we may need to qualify a new contract manufacturer and may be unable to find a contract manufacturer that meets our needs or that can source components as cost-effectively as our current contract manufacturer. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. Transferring manufacturing opera-tions can significantly disrupt product supply. If we are required or choose to change contract manufacturers, we may lose sales and may experience increased manufacturing or component costs, and our customer relationships may suffer.

SYNNEX DEPENDS ON SINGLE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS. Synnex, our contract manufacturer, depends on single source suppliers for a number of key components for our products, such as industry standard processors, power supplies, custom printed circuit boards, chassis and sheet metal parts. It also depends on a limited number of sources to supply several other industry standard components. For fiscal 2001, Converter Concepts, Inc. is our single source for power supplies used in our FullOn model of server product, Tyco International is our single source for backplane circuit boards, motherboards and central processing units in our server products, and Mylex Corporation is our single source for our RAID hard disk controller cards. It would be difficult for us to identify another source of supply if any of these suppliers were unable to meet our requirements for any reason. In addition, we do not have a long-term binding agreement with Converter Concepts, Inc., Tyco International or Mylex Corporation. Synnex has experienced, and may in the future experience, shortages of, or difficulties in, acquiring these components. If Synnex is unable to buy these components in adequate quantities at the times required, we may not be able to manufacture our products on a timely basis, which would harm our operating results. In addition, if Synnex is required to pay higher prices for these single or limited source components and we are required to pay higher prices for products, our gross margin would be harmed. Furthermore, overall market conditions affecting supply and pricing for key commodity components are known to fluctuate significantly at times, and increases in the costs of key components, or shortages of supply, could harm our business.

IF WE FAIL TO ACCURATELY PREDICT OUR MANUFACTURING REQUIREMENTS, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS. Because we currently do not have a long-term supply contract with Synnex, it is not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We provide forecasts of our demand to Synnex up to 90 days prior to scheduled delivery of products to our customers. If we overestimate our requirements, Synnex may have excess inventory, which would increase our costs. If we underestimate our requirements, Synnex may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We also may experience shortages of certain components from time to time, which also could delay the manufacturing of our products.

RISKS RELATED TO OUR PRODUCTS' DEPENDENCE ON
INTELLECTUAL PROPERTY AND THE USE OF OUR BRAND

WE COULD BE PREVENTED FROM SELLING OR DEVELOPING OUR PRODUCTS IF THE GNU GENERAL PUBLIC LICENSE AND SIMILAR LICENSES UNDER WHICH THE OPERATING SYSTEM INCORPORATED INTO OUR PRODUCTS IS DEVELOPED AND LICENSED, ARE NOT ENFORCEABLE, OR ARE NOT EFFECTIVELY ENFORCED. The Linux kernel and the Linux operating system incorporated into our products have been developed and licensed under the GNU General Public License (the "GPL"), and similar Open Source licenses. These licenses require that any software program licensed under them may be copied, used, modified and distributed freely, so long as all modifications are also made freely available and licensed under the same conditions. We know of no instance in which a party has challenged the validity of these licenses or in which these licenses have been interpreted in a legal proceeding. To date, all compliance with these licenses has been voluntary.

It is possible that parties may refuse to comply with the terms of these licenses. One resulting risk is that entities with the legal right to enforce these licenses against non-complying parties might not be able to enforce these licenses effectively, because of a lack of financial resources or otherwise. Even with vigorous enforcement action, it is possible that a court would hold one or more of these licenses to be unenforceable in the event that someone were to file a claim asserting proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be copied, modified, or distributed freely, would have the effect of preventing us from selling or developing our products, unless we are able to negotiate a license for the use of the software or replace the affected portions. In the event that we obtain this license, we would likely be required to make royalty payments with respect to the sale of our products covered by the license. Any royalty payments would harm our operating results. We may not be able to obtain this license. In the event that we have to replace portions of the software code ourselves, which could be time consuming and result in higher development costs, our operating results would be harmed.

IF WE ARE PROHIBITED FROM USING THE LINUX TRADEMARK, OUR BUSINESS COULD BE ADVERSELY AFFECTED. Like many other companies, we market Linux-based products, systems and services. We do not own the trademark to "Linux." The owner has consented to our use of the word Linux in our company name and in the title of our websites. We believe that the continued efficacy and use of the "Linux" trademark is important to our business. If the "Linux" trademark is invalidated through a legal action, or we are no longer permitted to use it, our business could suffer. In addition, we cannot control the use of this trademark, and use by others may lead to confusion about the source, quality, reputation and dependability of Linux, which may harm our business.

OUR BUSINESS WILL BE HARMED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM MISUSE BY THIRD PARTIES. Our collection of trademarks is important to our business. The protective steps we take or have taken may be inadequate to deter misappropriation of our trademark rights. We have filed applications for registration of some of our trademarks in the United States and internationally. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services. Failure to protect our trademark rights adequately could damage our brand identity and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

WE ARE VULNERABLE TO CLAIMS THAT OUR PRODUCTS INFRINGE THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS, ESPECIALLY BECAUSE OUR SYSTEMS INCORPORATE MANY DISTINCT SOFTWARE COMPONENTS DEVELOPED BY THOUSANDS OF INDEPENDENT THIRD PARTIES. ANY RESULTING CLAIMS AGAINST US COULD BE COSTLY TO DEFEND OR SUBJECT US TO SIGNIFICANT DAMAGES. We may be exposed to future litigation based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that most of the code in our products is developed by independent parties over whom we exercise no supervision or control and who, themselves, might not have the same financial resources as we do to pay damages to a successful litigant. For example, developers may incorporate code into the Linux operating system under the GPL without proper third-party consents. In addition, these developers are unlikely to perform patent searches and may therefore unwittingly infringe third-party patent rights. Although most of the software incorporated into our systems is Open Source, nothing in Open Source licenses can prevent current or future patent holders or other owners of intellectual property from suing us and others seeking monetary damages or an injunction against shipment of our systems. A patent holder may deny us a license or force us to pay royalties. In either event, our operating results could be seriously harmed. In addition, employees hired from competitors might utilize proprietary and trade secret information from their former employers without our knowledge, even though our employment agreements and policies clearly prohibit such practices. Any litigation, with or without merit, could be time consuming to defend, result in high litigation costs, divert our management's attention and resources, or cause product shipment delays. We also could be required to remove or replace infringing technology. We are not aware that the technology employed in our systems infringes any proprietary rights of third parties.

WE MAY NOT BE ABLE TO USE INTELLECTUAL PROPERTY TO PROTECT OURSELVES FROM COMPETITION. Our systems consist primarily of commodity hardware components in combination with the Linux operating system. While we have developed some proprietary techniques and expertise, most of our activities and systems are not protectable as proprietary intellectual property and may be used by competitors, harming our market share and product revenues. To protect our intellectual property, we generally enter into confidentiality or license agreements with our employees, consultants and corporate partners. We have also recently commenced a patent program and to date have filed two patent applications. In general, however, we have taken only limited steps to protect our intellectual property. Accordingly, we may be unable to use intellectual property to prevent other companies from competing with us. In addition, we may be unable to prevent third parties from developing techniques that are similar or superior to our technology, or from designing around our copyrights, patents and trade secrets.

IF WE FAIL TO ADEQUATELY PROMOTE AND MAINTAIN OUR BRAND NAME OR ARE UNABLE TO CONTINUE USING "LINUX" AS PART OF OUR BRAND NAME, OUR PRODUCT SALES WOULD DECLINE, AND WE WOULD INCUR SIGNIFICANT COSTS TO PROMOTE A NEW BRAND NAME. We believe that we need a strong brand to compete successfully. In order to promote and maintain our brand identity and to attract and retain customers, we plan to increase our spending on advertising and promotions and to implement new marketing campaigns. These strategies may not be successful. If we are unable to design and implement effective marketing campaigns or otherwise fail to promote and maintain our brand, our sales could decline. Our business may also be harmed if we incur significant expenses in an attempt to promote and maintain our brand without a corresponding increase in revenues. Linus Torvalds owns the trademark to "Linux." Mr. Torvalds has consented to our use of the word Linux in our company name and in the title of our websites. This consent may be revoked in the future, however, and we may no longer be able to use this trademark in our brand or in the title of our websites. In this event, our product sales would decline, and we would incur significant costs to promote a new brand name, which takes time and may not be successful

WE MAY BE SUBJECT TO CLAIMS AS A RESULT OF INFORMATION PUBLISHED ON, POSTED ON OR ACCESSIBLE FROM OUR INTERNET SITES. We may be subject to claims of defamation, negligence, copyright or trademark infringement (including contributory infringement) or other claims relating to the information contained on our Internet sites, whether written by us or third parties. These types of claims have been brought against online services in the past and can be costly to defend regardless of the merit of the lawsuit. Although recent federal legislation protects online services from some claims when the material is written by third parties, this protection is limited. Furthermore, the law in this area remains in flux and varies from state to state. We receive notification from time to time of potential claims, but have not been named as a party to litigation involving such claims. While no formal complaints have been made against us to date, our business could be seriously harmed if one were asserted.

OTHER RISKS RELATED TO OUR BUSINESS

OUR REVENUE GROWTH DEPENDS ON OUR ABILITY TO HIRE AND RETAIN QUALIFIED PERSONNEL. During fiscal 2000 we hired, and going forward we intend to continue to hire, a significant number of additional research and development, support, sales and marketing and other personnel. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain highly qualified personnel. Our future success and ability to sustain our revenue growth also depend upon the continued service of our executive officers and other key engineering, sales, marketing and support personnel. Competition for qualified personnel in our industry and in the San Francisco Bay Area, as well as the other geographic markets in which we recruit, is extremely intense and characterized by rapidly increasing salaries, which may increase our operating expenses or hinder our ability to recruit qualified candidates.

OUR ACQUISITION OF ANDOVER.NET COULD CAUSE US TO LOSE CUSTOMERS OR STRATEGIC PARTNERS. Some of Andover.Net's existing customers or strategic partners may view themselves as competitors of some of our customers or of us and therefore determine that our acquisition of Andover.Net is competitively disadvantageous to them. As a result, the acquisition may have adversely affected our relationship with these customers or strategic partners, and could result in termination of their relationships as a result.

WE HAVE RECENTLY ACQUIRED SEVERAL COMPANIES AND WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE AND MANAGE THESE COMPANIES. In the third quarter of fiscal 2000, we acquired TruSolutions, Inc. Net Attach, Inc., and Precision Insight, Inc. and in the fourth quarter of fiscal 2000, we acquired Andover.Net. In the first quarter of 2001, we acquired Brave New Worlds, Inc. and Life BVBA. These six companies had a total of 202 employees, whom we are integrating with our other employees.

The ongoing integration of these employees and the operations of these companies into our business requires significant resources, including significant attention of our management. We cannot assure you that we will be able to successfully integrate the employees and other operations of these companies into our business or that we will be successful in managing the operations of these companies. If we are not able to successfully integrate and manage the operations of these operations of these companies, our business may be materially harmed. Further, we may never realize any of the anticipated benefits of these acquisitions.

IF WE ARE UNABLE TO IMPLEMENT APPROPRIATE SYSTEMS, PROCEDURES AND CONTROLS TO MANAGE OUR EXPECTED GROWTH, WE MAY NOT BE ABLE TO SUCCESSFULLY OFFER OUR SERVICES AND GROW OUR BUSINESS. Our ability to successfully offer our services and grow our business requires an effective planning and management process. Since we began operations, we have significantly increased the size of our operations. This growth has placed, and we expect that any future growth we experience will continue to place, a significant strain on our management, systems and resources. In order to manage growth effectively, in the past fifteen months we have implemented or updated our operations and financial systems, procedures and controls, including the implementation of an enterprise resource planning system and a web-based ordering system. Our systems will continue to require additional modifications and improvements to respond to future changes in our business. Our key personnel have limited experience managing this type of growth. If we cannot manage our growth effectively or if we fail to timely implement appropriate internal systems, procedures, controls and necessary modifications and improvements to these systems, our business will suffer.

WE DEPEND ON THE CONTINUED SERVICES OF OUR FOUNDERS AND OTHER KEY ENGINEERING PERSONNEL, WHOSE KNOWLEDGE OF OUR BUSINESS AND TECHNICAL EXPERTISE WOULD BE DIFFICULT TO REPLACE. Our products and technologies are complex, and we are substantially dependent upon the continued services of our existing engineering personnel and executive management, especially Larry M. Augustin, our President and Chief Executive Officer. Aside from certain individuals from Andover.Net, we do not have employment contracts with any of our key engineering personnel, so that the employment of any key engineer may be terminated "at will" by such individual. The loss of any, or a group of, our key engineering personnel, particularly to a competitor, could adversely affect our business, reduce our market share, slow our product development processes and diminish our brand identity.

WE MAY NOT BE ABLE TO GENERATE ENOUGH ADDITIONAL REVENUE FROM OUR INTERNATIONAL EXPANSION TO OFFSET THE COSTS ASSOCIATED WITH ESTABLISHING AND MAINTAINING FOREIGN OPERATIONS. A key component of our growth strategy is to expand our presence in foreign markets. It has been, and will continue to be, costly to establish international facilities and operations, promote our brand internationally and develop localized websites and other systems. Revenue from international activities may not offset the expense of establishing and maintaining these foreign operations. In addition, because we have little experience in marketing and distributing products or services for these markets, we may not benefit from any first-to-market advantages.

IF WE DO NOT SUBSTANTIALLY EXPAND OUR DIRECT SALES OPERATIONS AND E-COMMERCE INITIATIVES, OUR SALES AND MARKET SHARE WILL NOT GROW. To date, we have relied primarily on our direct sales force to generate demand for our products. Many of our products require a sophisticated sales effort targeted at our prospective customers' information technology departments. In order to increase market awareness and sales of our products, we will need to substantially expand our direct sales operations, both domestically and internationally. Competition for qualified sales personnel is intense, and we might not be able to hire the quality and number of sales people we require. In addition, we have devoted significant resources to implementing e-commerce solutions, such as our valinux.com website, that broaden our market reach and we intend to deploy more e-commerce solutions. If we fail to effectively expand our direct sales operations or strengthen our e-commerce initiatives, our growth will be limited.

OUR PRODUCTS MAY CONTAIN DEFECTS THAT COULD BE COSTLY TO CORRECT, DELAY MARKET ACCEPTANCE OF OUR PRODUCTS AND EXPOSE US TO LITIGATION. Despite testing by us and our customers, errors may be found in our products after commencement of commercial shipments. We buy almost all of our component hardware parts from third parties. These parts may fail, cause unexpected electrical or mechanical problems or otherwise not function properly. We have not achieved regulatory compliance in all countries into which we expect to sell and/or establish operations. In addition, independent parties over whom we exercise no supervision or control develop most of the software code in our products. If errors are discovered, we may have to make significant expenditures of capital to eliminate them and yet may not be able to correct them in a timely manner, if at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of products incorporating Linux-based operating systems and other Open Source products. Failures in our products could also cause system failures, including critical business systems, for our customers who may assert warranty and other claims for substantial damages against us. Although our warranties typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. Our insurance policies may not provide sufficient coverage to adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend.

OUR MANAGEMENT TEAM IS NEW AND, IF THEY ARE UNABLE TO WORK TOGETHER EFFECTIVELY, OUR BUSINESS COULD BE SERIOUSLY HARMED. Our business is highly dependent on the ability of our management team to work together effectively to meet the demands of our growth. We grew from 33 employees at January 31, 1999 to 515 employees at July 28, 2000. We employed only two members of our current management team at the end of fiscal 1998. Additionally, we have recently added two additional senior executives. These individuals have not previously worked together as a management team and have had only limited experience managing a rapidly growing company on either a public or private basis. Our productivity and the quality of the products and services we render may be adversely affected if we do not integrate and train our new employees quickly and effectively.

FURTHER ACQUISITIONS COULD RESULT IN DILUTION TO OUR STOCKHOLDERS, OPERATING DIFFICULTIES AND OTHER HARMFUL CONSEQUENCES FOR US. We are currently seeking to acquire, and expect that we will continue to seek to acquire or invest in, additional businesses, products, services and technologies that complement or augment our service and product offerings and customer base. We are currently engaged in discussions with a number of other companies regarding strategic acquisitions or investments. Although these discussions are ongoing, we have not signed any definitive agreements and cannot assure you that any of these discussions will result in actual acquisitions.

To be successful, we will need to identify suitable acquisition candidates. In the event of future acquisitions, we will face additional financial and operational risks, including:

        - difficulty in assimilating the operations, technology and personnel of acquired companies;

        - disruption in our business because of the allocation of resources to consummate these transactions and the diversion of management's attention from our core business;

        - difficulty in retaining key technical and managerial personnel from acquired companies;

        - dilution of our stockholders, if we issue equity to fund these transactions;

        -    assumption of operating losses, increased expenses and liabilities;

        - harm to our reputation, if the Open Source development community does not approve of these transactions;

        - our relationships with existing employees, customers and business partners may be weakened or terminated as a result of these transactions; and

        - we may experience one-time in-process research and development charges and ongoing expenses associated with amortization of goodwill and other purchased intangible assets.

EXPANDING OUR SERVICES BUSINESS WILL BE COSTLY AND MAY NOT RESULT IN ANY BENEFIT TO US. We believe that the expansion of both our business and the acceptance of Linux are dependent upon the availability of high quality professional services to assist customers in designing and implementing Linux-based systems. If we are unable to successfully provide these services, our business will be harmed and we may lose customers seeking quality professional services. We have recently expanded our strategic focus to place additional emphasis on providing professional services, from which we have historically derived an insignificant amount of revenue. Our customers may not engage our professional services organization to render services and, therefore, we may not generate sufficient services revenues to offset the expenses of this organization. We may not attract or retain a sufficient number of the highly qualified service personnel we need to support the expansion of our professional services organization. This expansion has required, and will continue to require, significant additional expenses and resources. In addition, this expansion will place further strain on our management and operational resources.

WE MAY FAIL TO DEVELOP AND PROMOTE OUR NETWORK EFFECTIVELY, WHICH MAY PREVENT US FROM ATTRACTING NEW VISITORS AND ADVERTISERS TO OUR NETWORK. Enhancing our network will allow us to increase our revenues because a segment of our business is to deliver services and content to users through our network, and we display advertisements on our network. We have recently enhanced, and intend to continue to enhance, our network by internally creating and externally acquiring additional complementary websites. Some of the content currently provided on our websites is developed by us. Other content is developed by third parties and posted on our network. In order to attract and retain Internet users and advertisers, we intend to substantially increase our expenditures to further promote and develop our network. Our success in developing and promoting our network will also depend on our ability to provide high quality content, features and functionality. If we fail to promote our network successfully or if visitors to our network or advertisers do not perceive our services to be useful, current or of high quality, our business, results of operations and financial condition could suffer.

WE ARE VULNERABLE TO UNEXPECTED NETWORK INTERRUPTIONS CAUSED BY SYSTEM FAILURES, WHICH MAY RESULT IN REDUCED VISITOR TRAFFIC ON OUR NETWORK, DECREASED REVENUE AND HARM TO OUR REPUTATION. Substantially all of our communications hardware and other hardware related to our websites will be located in two locations. Fire, floods, hurricanes, tornadoes, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. In addition, our servers are vulnerable to computer viruses, electronic break-ins, human error and other similar disruptive problems, which could adversely affect our systems and websites. We could lose revenue and suffer damage to our reputation if any of these occurrences affected our systems because we would have decreased visitor traffic on our network. Our insurance policies may not adequately compensate us for any losses that may occur due to failures or interruptions in our systems.

OUR SYSTEMS MAY FAIL OR EXPERIENCE A SLOWDOWN AND OUR USERS DEPEND ON OTHERS FOR ACCESS TO OUR NETWORK. Our network must accommodate a high volume of traffic and deliver frequently updated information. Our network has experienced, and may in the future experience, slower response times or decreased traffic for a variety of reasons. Slower response times can result from general Internet problems, routing and equipment problems by third-party Internet access providers, problems with third-party advertising servers and increased traffic to our servers. Our network could experience interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our community of Internet users depends on Internet service providers, online service providers and other websites' operators for access to our network. Those providers have experienced outages in the past, and may experience outages or delays in the future. Moreover, our Internet infrastructure might not be able to support continued growth of our network. If we experience any of these problems, our reputation and brand name could suffer, users might perceive our network as not functioning properly and our business, results of operations and financial condition could suffer.

REGULATION AND THIRD-PARTY OWNERSHIP COULD REDUCE THE VALUE OF OUR DOMAIN NAMES, WHICH WOULD HARM OUR BRAND RECOGNITION. We own numerous domain names, both in the United States and internationally.

These domain names are important because they allow visitors to locate our websites and build brand recognition. Internet regulatory bodies regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. Because of this, and as a result of third parties acquiring our domain names in other jurisdictions, we might not acquire or maintain our domain names in all the countries in which we conduct business, which could harm our business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and still evolving. Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. If this occurs, our business, results of operations and financial condition would suffer.

OUR PRODUCT SALES AND REVENUE GROWTH DEPEND ON THE CONTINUED POPULARITY AND ACCEPTANCE OF THE INTERNET, WHICH MAY DECLINE IF NEW LAWS AND GOVERNMENT REGULATIONS SURROUNDING THE INTERNET ARE APPLIED. If the popularity and acceptance of the Internet as an effective medium of commerce does not continue to grow or declines, our product sales and revenue growth will be harmed. We are significantly dependent on the Internet to process the sale of our products. In July 2000, substantially all of our sales were processed through our valinux.com website. We are also planning on deploying enhanced e-commerce applications to foster closer relationships with our customers, facilitate Internet-based ordering and tracking, and sales processing. As the use of the Internet continues to evolve, increased regulation by federal, state or foreign agencies in areas including user privacy, pricing, content, and quality of products and services becomes more likely. Our e-commerce activities might subject us to the jurisdiction of the legal systems of other countries. Taxation of Internet commerce, or other charges imposed by government agencies or by private organizations, may also be imposed. Laws and regulations applying to the solicitation, collection, processing of personal or consumer information could also be enacted. Any of these regulations could result in a decline in the use or popularity of the Internet as a medium for commerce, which could have an adverse effect on our future sales and revenue growth.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. The following table presents the amount of our cash equivalents and short-term investment that are subject to market risk by range of expected maturity and weighted-average interest rate as of July 28, 2000. This table does not include money market funds because those funds are not subject to market risk.

                                           THREE MONTHS      THREE MONTHS
(IN THOUSANDS)                                OR LESS         TO ONE YEAR
-------------------------------------       ----------        ----------
Included in cash and cash equivalents       $   50,517
  Weighted-average interest rate                  6.70%
Included in short-term investments                            $   52,433
  Weighted-average interest rate                                    7.03%

We have operated primarily in the United States, and virtually all sales have been made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders of
VA Linux Systems, Inc.:

We have audited the accompanying consolidated balance sheets of VA Linux Systems, Inc. (a Delaware corporation) as of July 28, 2000 and July 31, 1999, and the related consolidated statements of operations, stockholders' (deficit) equity and cash flows for each of the three years in the period ended July 28, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VA Linux Systems, Inc. as of July 28, 2000 and July 31, 1999, and the results of its operations and its cash flows for each of the three years ended July 28, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

/s/  ARTHUR ANDERSEN LLP
-----------------------------------
San Jose, California
August 21, 2000

CONSOLIDATED BALANCE SHEETS
(in thousands, except share information)

                                                                              JULY 28, 2000    JULY 31, 1999
                                                                              -------------    -------------
ASSETS

Current assets:
  Cash and cash equivalents                                                     $ 123,849        $  18,653
  Short-term investments                                                           52,433               --
  Accounts receivable, net of allowances of $1,475 and $207, respectively          31,842            4,033
  Inventories                                                                       1,018            1,971
  Prepaid expenses and other assets                                                 2,156              381
                                                                                ---------        ---------
         Total current assets                                                     211,298           25,038
Property and equipment, net                                                        10,316            1,759
Goodwill and intangibles                                                          362,744              645
Other assets                                                                          741              153
                                                                                ---------        ---------
                                                                                $ 585,099        $  27,595
                                                                                =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                              $  26,715        $   6,243
  Accrued liabilities and other                                                    11,285            1,806
  Current portion of notes payable                                                  1,568              759
                                                                                ---------        ---------
         Total current liabilities                                                 39,568            8,808
                                                                                ---------        ---------
Notes payable, net of current portion                                               1,104              160
Other long-term liabilities                                                           552              264
Commitments (Note 6)
Stockholders' equity:
  Convertible preferred stock, $0.001 par value
    Authorized -- 10,000,000;
    Outstanding-- None in 2000 and 18,651,914 shares in 1999                           --               19
  Common stock, $0.001 par value
    Authorized -- 250,000,000;
    Outstanding-- 51,903,850 shares in 2000 and 15,444,860 shares in 1999              52               15
  Additional paid-in capital                                                      763,128           45,461
  Stockholder note receivable                                                          --              (50)
  Deferred stock compensation                                                    (109,686)         (12,121)
  Accumulated deficit                                                            (109,619)         (14,961)
                                                                                ---------        ---------
       Total stockholders' equity                                                 543,875           18,363
                                                                                ---------        ---------
                                                                                $ 585,099        $  27,595
                                                                                =========        =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

                                                               YEAR ENDED JULY 28,      YEARS ENDED JULY 31,
                                                               ------------------   --------------------------
                                                                     2000              1999             1998
                                                               ------------------   ---------        ---------
Net revenues                                                       $ 120,296        $  17,710        $   5,556
Cost of revenues                                                      98,181           17,766            4,494
                                                                   ---------        ---------        ---------
Gross margin                                                          22,115              (56)           1,062
                                                                   ---------        ---------        ---------
Operating expenses:
  Sales and marketing                                                 29,479            5,183              382
  Research and development                                            12,363            3,189              180
  General and administrative                                           8,985            3,791              427
  Amortization of deferred stock compensation                         39,500            2,312               --
  Amortization of goodwill and intangible assets                      18,175               --               --
  Write-off of in-process research and development                     9,000               --               --
                                                                   ---------        ---------        ---------
         Total operating expenses                                    117,502           14,475              989
                                                                   ---------        ---------        ---------
Income (loss) from operations                                        (95,387)         (14,531)              73
Interest and other income, net                                         5,629               19               11
                                                                   ---------        ---------        ---------
Net income (loss)                                                  $ (89,758)       $ (14,512)       $      84
                                                                   =========        =========        =========
Dividend related to convertible preferred stock                    $  (4,900)       $      --        $      --
                                                                   =========        =========        =========
Net income (loss) attributable to common stockholders              $ (94,658)       $ (14,512)       $      84
                                                                   =========        =========        =========
Basic net income (loss) per share                                  $   (3.52)       $   (2.62)       $    0.02
                                                                   =========        =========        =========
Diluted net income (loss) per share                                $   (3.52)       $   (2.62)       $    0.01
                                                                   =========        =========        =========
Shares used in computing basic net income (loss) per share            26,863            5,530            5,100
                                                                   =========        =========        =========
Shares used in computing diluted net income (loss) per share          26,863            5,530           12,249
                                                                   =========        =========        =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
(in thousands)

                                                    CONVERTIBLE
                                                  PREFERRED STOCK                    COMMON STOCK            ADDITIONAL
                                            --------------------------        --------------------------       PAID-IN
                                             SHARES           AMOUNT           SHARES           AMOUNT          CAPITAL
                                            --------         ---------        --------         ---------     ----------
BALANCE AT JULY 31, 1997                        1,734        $       2            5,100        $       5       $     522
  Repurchase of convertible
    preferred stock in exchange
    for note payable                           (1,734)              (2)              --               --            (498)
  Net income                                       --               --               --               --              --
                                            ---------        ---------        ---------        ---------       ---------
BALANCE AT JULY 31, 1998                           --               --            5,100                5              24
  Issuance of Series A
    convertible preferred stock
    for cash and note
    receivable, net                            12,149               12               --               --           5,482
  Exercise of stock options and
    stock purchase rights for
    cash and services rendered                     --               --           10,305               10             308
  Issuance of Series B convertible
    preferred stock for cash, net               6,503                7               --               --          25,084
  Issuance of common stock for
    assets acquired                                --               --               40               --              20
  Fair value of options and
    stock purchase rights
    granted for services rendered
    and assets acquired                            --               --               --               --             110
  Deferred stock compensation                      --               --               --               --          14,433
  Amortization of deferred
    stock compensation                             --               --               --               --              --
  Net loss                                         --               --               --               --              --
                                            ---------        ---------        ---------        ---------       ---------

BALANCE AT JULY 31, 1999                       18,652               19           15,445               15          45,461
  Issuance of Series B
    convertible preferred stock
    for assets acquired                            13               --               --               --              50
  Issuance of Series B
    convertible preferred stock
    for cash, net                               1,256                1               --               --           4,833
  Exercise of stock options and
    stock purchase rights for cash
    and services rendered                          --               --            2,140                2           3,333
  Dividend related to
    convertible preferred stock                    --               --               --               --           4,900
  Issuance of common stock
    for cash and services rendered                 --               --              203               --             530
  Issuance of common stock
    from initial public offering, net              --               --            5,060                5         138,724
  Repurchase of common stock
    for cash                                       --               --             (593)              --             (55)
  Proceeds received from
    stockholders                                   --               --               --               --              --
  Conversion of preferred stock
    to common stock                           (19,921)             (20)          19,921               20              --
  Issuance of common stock
    to acquire businesses                          --               --            9,728               10         541,983
  Deferred stock compensation                      --               --               --               --          23,369
  Amortization of deferred stock
    compensation and compensation
    expense related to acquisitions                --               --               --               --              --
  Net loss                                         --               --               --               --              --
                                            ---------        ---------        ---------        ---------       ---------

BALANCE AT JULY 28, 2000                           --        $      --           51,904        $      52       $ 763,128
                                            =========        =========        =========        =========       =========


                                            STOCKHOLDER        DEFERRED                           TOTAL
                                                NOTE            STOCK         ACCUMULATED      STOCKHOLDERS'
                                             RECEIVABLE      COMPENSATION        DEFICIT     (DEFICIT) EQUITY
                                            -----------      ------------     -----------    ----------------
BALANCE AT JULY 31, 1997                      $      --        $      --        $    (483)       $      46
  Repurchase of convertible
    preferred stock in exchange
    for note payable                                 --               --              (50)            (550)
  Net income                                         --               --               84               84
                                              ---------        ---------        ---------        ---------
BALANCE AT JULY 31, 1998                             --               --             (449)            (420)
  Issuance of Series A
    convertible preferred stock
    for cash and note
    receivable, net                                 (50)              --               --            5,444
  Exercise of stock options and
    stock purchase rights for
    cash and services rendered                       --               --               --              318
  Issuance of Series B convertible
    preferred stock for cash, net                    --               --               --           25,091
  Issuance of common stock for
    assets acquired                                  --               --               --               20
  Fair value of options and
    stock purchase rights
    granted for services rendered
    and assets acquired                              --               --               --              110
  Deferred stock compensation                        --          (14,433)              --               --
  Amortization of deferred
    stock compensation                               --            2,312               --            2,312
  Net loss                                           --               --          (14,512)         (14,512)
                                              ---------        ---------        ---------        ---------

BALANCE AT JULY 31, 1999                            (50)         (12,121)         (14,961)          18,363
  Issuance of Series B
    convertible preferred stock
    for assets acquired                              --               --               --               50
  Issuance of Series B
    convertible preferred stock
    for cash, net                                    --               --               --            4,834
  Exercise of stock options and
    stock purchase rights for cash
    and services rendered                            --               --               --            3,335
  Dividend related to
    convertible preferred stock                      --               --           (4,900)              --
  Issuance of common stock
    for cash and services rendered                   --               --               --              530
  Issuance of common stock
    from initial public offering, net                --               --               --          138,729
  Repurchase of common stock
    for cash                                         --               --               --              (55)
  Proceeds received from
    stockholders                                     50               --               --               50
  Conversion of preferred stock
    to common stock                                  --               --               --               --
  Issuance of common stock
    to acquire businesses                            --         (113,106)              --          428,887
  Deferred stock compensation                        --          (23,369)              --               --
  Amortization of deferred stock
    compensation and compensation
    expense related to acquisitions                  --           38,910               --           38,910
  Net loss                                           --               --          (89,758)         (89,758)
                                              ---------        ---------        ---------        ---------

BALANCE AT JULY 28, 2000                      $      --        $(109,686)       $(109,619)       $ 543,875
                                              =========        =========        =========        =========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                YEAR ENDED JULY 28,       YEARS ENDED JULY 31,
                                                                                ------------------    --------------------------
                                                                                       2000              1999             1998
                                                                                ------------------    ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                                  $ (89,758)       $ (14,512)       $      84
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
       operating activities:
    Depreciation and amortization                                                       19,588              449               18
    Loss on disposal of assets                                                             177               75               --
    Amortization of deferred stock compensation                                         39,500            2,312               --
    Non-cash compensation expense                                                        1,429               64               --
    Write-off of in-process research and development                                     9,000               --               --
    Other, net                                                                             (47)              --               --
    Changes in assets and liabilities:
       Accounts receivable                                                             (22,140)          (3,287)            (449)
       Inventories                                                                       3,069           (1,656)             (76)
       Prepaid expenses and other assets                                                (2,098)            (517)             (11)
       Accounts payable                                                                 11,902            5,423              403
       Accrued liabilities and other                                                     4,768            1,498              117
                                                                                     ---------        ---------        ---------
         Net cash provided by (used in) operating activities                           (24,610)         (10,151)              86
                                                                                     ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of property and equipment                                                    (7,601)          (2,139)             (44)
  Purchase of marketable securities                                                    (52,433)              --               --
  Businesses acquired, net of cash acquired                                             46,870               --               --
  Purchase of other long-lived assets                                                       --             (154)              --
                                                                                     ---------        ---------        ---------
         Net cash used in investing activities                                         (13,164)          (2,293)             (44)
                                                                                     ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Payments on notes payable                                                             (3,363)            (275)              --
  Proceeds from borrowings on equipment loan and line of credit                             --              500               --
  Proceeds from stockholder note receivable                                                 50               --               --
  Proceeds from issuance of convertible preferred stock, net                             4,834           30,535               --
  Proceeds from issuance of common stock                                               141,504              275               --
  Repurchase of common stock                                                               (55)              --               --
                                                                                     ---------        ---------        ---------
         Net cash provided by financing activities                                     142,970           31,035               --
                                                                                     ---------        ---------        ---------
Net increase in cash and cash equivalents                                              105,196           18,591               42
Cash and cash equivalents, beginning of year                                            18,653               62               20
                                                                                     ---------        ---------        ---------
Cash and cash equivalents, end of year                                               $ 123,849        $  18,653        $      62
                                                                                     =========        =========        =========

Supplemental cash flow information:

  Repurchase of convertible preferred stock pursuant to notes payable                $      --        $      --        $     550
  Issuance of convertible preferred stock for note receivable                        $      --        $      50        $      --
  Issuance of convertible preferred stock for assets                                 $      50        $      --        $      --
  Dividends on convertible preferred stock                                           $   4,900        $      --        $      --
  Conversion of preferred stock to common stock at par                               $      20        $      --        $      --

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS OF THE COMPANY

VA Linux Systems, Inc. (the "Company"), formerly known as VA Research, Inc., was incorporated in California in January 1995 and is a provider of Linux-based computer systems and services. Additionally, the Company has recently established a professional services organization to provide Internet infrastructure and Open Source software services, including system architecture design and integration, development of Open Source software including the porting of software to Linux and managed services. The Company also offers OSDN, the Open Source Development Network, which provides members of the Open Source community with the web-based means to discuss, develop and deploy Open Source software. Effective August 1, 1999, the Company began operating on a 52-53 week year ending the Friday before July 31. Fiscal year ending July 28, 2000 was a 52 week year.

The Company is subject to certain risks including the emergence of the Linux industry, dependence on a key supplier for manufacturing, competition from larger, more established companies, short product life cycles, the Company's ability to develop and bring to market new products on a timely basis, dependence on key employees, the ability to attract and retain additional qualified personnel and the ability to obtain adequate financing to support growth.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of VA Linux Systems, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist principally of cash deposited in money market and checking accounts.

The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments in highly liquid financial instruments with original maturities greater than three months but less than one year are classified as short-term investments. All short-term investments are deemed by management to be available-for-sale and are reported at fair value with net unrealized gains (losses) reported, net of tax, as other comprehensive loss in stockholders' equity. To date the unrealized gains (losses) have not been material. The fair value of the Company's available-for-sale securities is based on quoted market prices at the balance sheet dates.

Cash equivalents and short-term investments are all due within one year and consist of the following (in thousands):

                                          JULY 28, 2000
                                          -------------
Government obligations                      $ 30,013
Corporate obligations                         72,937
                                            --------

Total                                        102,950
Included in cash and cash equivalents         50,517
                                            --------
Included in short-term investments          $ 52,433
                                            ========

There were no investments in debt and equity securities at July 31, 1999.


INVENTORIES

Inventories are stated at the lower of cost or market, using the first-in first-out method, and are comprised of materials. Inventories consist of the following (in thousands):

                     JULY 28, 2000    JULY 31, 1999
                     -------------    -------------
Raw materials            $  387          $1,813
Work-in-process              86              --
Finished goods              545             158
                         ------          ------
                         $1,018          $1,971
                         ======          ======

Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Due to competitive pressures and technological innovation, it is possible that estimates of net realizable value could change.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives (three to five years) of the assets. Leasehold improvements are amortized over the corresponding lease term. Property and equipment consist of the following (in thousands):

                                             JULY 28, 2000      JULY 31, 1999
                                             -------------      -------------
Computer and office equipment                  $  9,796           $  1,314
Furniture and fixtures                            1,075                110
Leasehold improvements                            1,074                572
Software                                            629                125
                                               --------           --------
         Total property and equipment            12,574              2,121
Less: Accumulated depreciation
  and amortization                               (2,258)              (362)
                                               --------           --------
Property and equipment, net                    $ 10,316           $  1,759
                                               ========           ========

The Company periodically evaluates the carrying amount of its long-lived assets and applies the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles are being amortized on a straight-line basis over three to five years. Subsequent to its acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful lives of goodwill and other intangibles may warrant revision or that the remaining balance of goodwill and other intangibles may not be recoverable. When factors indicate that goodwill and other intangibles should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the goodwill and other intangibles in measuring whether they are recoverable. To date, the Company has not recorded any impairment losses on long-lived assets.

REVENUE RECOGNITION

Product revenues from the sale of Linux-based servers, components, and desktop computers are recognized upon shipment of goods. The Company generally does not grant to its customers any rights to return products. The Company provides allowances for warranty costs at the time of shipment. Revenues from customer support services, including on-site maintenance and technical support, are recognized pro-rata over the term of the related service agreement. Revenues from professional service contracts are recognized as revenue upon completion of the project, or using the percentage of completion method of the project where project costs can be reasonably estimated. Any payments received prior to revenue recognition are recorded as deferred revenue. For the years ended July 28, 2000 and July 31, 1999 and 1998, revenues from customer support services and professional service contracts have not been material.

The Company generates advertising revenues as a result of the acquisition of Andover.Net. Advertising revenues are derived from the sale of advertising space on the Company's various websites. Advertising revenues are recognized over the period in which the advertisements are displayed, provided that no significant obligations remain and collection of the receivable is reasonably assured. The Company's obligations typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of the Company's online services over a specified period of time). To the extent that minimum guaranteed impressions are not met, the Company does not recognize the corresponding revenues until the guaranteed impressions are achieved.

STOCK SPLIT

Effective October 15, 1998 and March 30, 1999, the Company completed a two-for-one and three-for-two split, respectively, of its common stock. A two-for-one split of the outstanding shares of common stock and Series B preferred stock and a three-for-one split of the outstanding shares of Series A preferred stock was effective November 1999. All share and per share information included in these financial statements have been retroactively adjusted to reflect these stock splits.

STOCK-BASED COMPENSATION

SFAS No. 123, "Accounting for Stock-Based Compensation" permits the use of either a fair value based method or the method defined in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to account for stock-based compensation arrangements. Companies that elect to employ the valuation method provided in APB No. 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB No. 25 and, accordingly, it has included the pro forma disclosures required under SFAS No. 123 in the financial statements (see Note 9).

The value of options, stock purchase rights and stock exchanged for services rendered or assets acquired are valued using the Black-Scholes option pricing model. To calculate the expense or asset value, the Company uses either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

SOFTWARE DEVELOPMENT COSTS

In accordance with SFAS No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed", development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company's software development has been completed concurrent with the establishment of technological feasibility and, accordingly, all software development costs have been charged to research and development expense in the accompanying statements of operations.

COMPUTATION OF PER SHARE AMOUNTS

Basic net income (loss) per common share and diluted net income (loss) per common share are presented in conformity with SFAS No. 128, "Earnings Per Share" for all periods presented.

In accordance with SFAS No. 128, basic net income (loss) per common share has been calculated using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. For the years ended July 28, 2000 and July 31, 1999, the Company has excluded all convertible preferred stock and outstanding stock options from the calculation of diluted net loss per common share because all such securities are antidilutive for those periods. The total number of shares excluded from the calculations of diluted net loss per common share were 14,514,563 and 25,320,000 for the years ended July 28, 2000 and July 31, 1999, respectively.

The following table presents the calculation of basic and diluted net income
(loss) per share (in thousands, except per share data):

                                               JULY 28,                     JULY 31,
                                               --------           ---------------------------
                                                 2000               1999               1998
                                               --------           --------           --------
Net income (loss) attributable
  to common stockholders                       $(94,658)          $(14,512)          $     84
                                               --------           --------           --------
Basic:
  Weighted average shares
    of common stock outstanding                  33,398              8,268              5,100
  Less: Weighted average shares
    subject to repurchase                        (6,535)            (2,738)                --
                                               --------           --------           --------
  Shares used in computing
    basic net income (loss) per share            26,863              5,530              5,100
                                               ========           ========           ========
  Basic net income (loss) per share            $  (3.52)          $  (2.62)          $   0.02
                                               ========           ========           ========
Diluted:
  Shares used above                              26,863              5,530              5,100
  Add: Weighted average dilutive
    convertible preferred stock
    and stock options                                --                 --              7,149
                                               --------           --------           --------
  Shares used in computing
    diluted net income (loss)
    per share                                    26,863              5,530             12,249
                                               ========           ========           ========
  Diluted net income (loss) per share          $  (3.52)          $  (2.62)          $   0.01
                                               ========           ========           ========


COMPREHENSIVE INCOME (LOSS)

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income. SFAS No. 130 defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. Comprehensive income (loss) for the years ended July 28, 2000, July 31, 1999 and 1998 approximated net income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition." In June 2000, the SEC deferred the adoption date for SAB No. 101 until the fourth quarter of fiscal 2001. SAB No. 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has not quantified the effect of SAB No. 101 on its financial position or results of operations and has not yet determined the timing and method of adoption.

In March 2000, the FASB issued Financial Standards Board Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN No. 44 addresses the application of APB No. 25 to clarify, among other issues, (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occurred after either December 15, 1998 or January 12, 2000. To the extent FIN No. 44 covers events occurring during the period after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying the interpretation have been recognized on a prospective basis from July 1, 2000. Management believes the adoption of FIN No. 44 will not have a material effect on the Company's financial position or results of operations.

SUPPLIER CONCENTRATION

The Company is dependent on a single contract manufacturer for substantially all of its manufacturing and supply chain management, including component procurement and inventory management. The contract manufacturer is also an investor in the Company. The inability of the manufacturer to fulfill the production requirements of the Company or make distributions of the Company's products on a timely basis could negatively impact future results. Although there are other contract manufacturers that could provide similar services, a change in the contract manufacturer could cause delays in manufacturing and distribution of the Company's products and possible loss of sales.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company provides credit, in the normal course of business, to a number of companies and performs ongoing credit evaluations of its customers. As of July 28, 2000, approximately 28% of gross accounts receivable were concentrated with one customer. As of July 31, 1999, approximately 37% of gross accounts receivables were concentrated with one customer. No single customer accounted for more than 10% of net revenues in fiscal 1999 and 1998. For the fiscal year ended July 28, 2000, one customer accounted for approximately 18% of net revenues.

3. ACQUISITIONS

TRUSOLUTIONS, INC. On March 28, 2000, in an acquisition accounted for under the purchase method of accounting, VA Linux acquired all of the outstanding shares of TruSolutions, Inc. ("TruSolutions") for approximately $72,900,000 (including acquisition costs of approximately $400,000). TruSolutions is a manufacturer of rackmount servers based on the Pentium III, Xeon and UltraSPARC processors specializing in low profile, high performance systems designed for the Internet Data Center, ISP, ASP and OEM. The consideration included 767,000 shares of VA Linux common stock valued at $56,700,000, cash of approximately $10,000,000 and the assumption of outstanding options to purchase TruSolutions common stock valued at $5,800,000 using the Black Scholes option pricing model and the following assumptions: risk free interest rate of 6.34%, average expected life of 4 years, dividend yield of 0%, and volatility of 70%. The purchase agreement contained additional payments to be made in common stock contingent upon the continued employment of certain key employees for a period of three years. Maximum future payments, contingent on employment of the key employees, is $96,300,000 payable in stock (approximately 1,303,000 shares) and is payable after 12 months, 24 months and 36 months (approximately 501,000 shares, 501,000 shares and 301,000 shares, respectively). The contingent payments will be accounted for as compensation expense over the term of the employment condition and not as part of the purchase price. Upon consummation of the acquisition, VA Linux established an escrow for these contingent payments. The allocation of the purchase price to the assets acquired and liabilities assumed based on preliminary estimates of fair value, which are subject to final adjustment, are as follows (in thousands):

Current assets                      $  4,871
Property and equipment                   381
Other assets                               9
Acquired in-process
  research and development             4,000
Goodwill                              62,153
Other intangible assets                7,700
                                    --------
                                      79,114
Less: Liabilities assumed             (6,214)
                                    --------
                                    $ 72,900
                                    ========

At the time of acquisition, VA Linux expensed $4,000,000 of purchased in-process research and development. Other purchased intangible assets, including goodwill, developed technology and other intangible assets of approximately $69,900,000 are being amortized over their estimated useful lives of three to five years on a straight-line basis. Beginning on March 28, 2000, TruSolutions' operating results were included with those of the Company.

The value assigned to purchased in-process technology, based on the income method prepared by an independent third-party was determined by identifying research projects in areas for which technological feasibility had not been established. TruSolutions' in-process projects included the research and development associated with the 1/2U, 1U, 2U, and 4U server products. The value of in-process research and development was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The discount rate includes a risk-adjusted discount rate to take into account the uncertainty surrounding the successful development of the purchased in-process technology. The risk-adjusted discount rate applied to the projects' cash flows was 45% for the in-process technology. The Company believes that the estimated in-process technology amounts represent fair value and do not exceed the amount a third-party would pay for the projects. The valuation includes cash inflows from in-process technology through 2003 with revenues commencing in 2000 for the 1U, 2U and 4U servers, and in 2001 for the 1/2U server. Where appropriate, the Company allocated anticipated cash flows from an in-process research and development project to reflect contributions of the core technology. At the time of the acquisition, TruSolutions' remaining tasks that were substantially incomplete included: developing additional server features as well as proving out the in-process products' electrical designs, testing for compatibility with other systems common in server farms, and testing for Linux performance. Finally, TruSolutions needed to conduct shock, vibration and performance testing. The Company estimates that it will cost approximately $400,000 to complete the projects with significant remaining development efforts, which are expected to be completed in the next three to fifteen months. If the projects are not successful or completed in a timely manner, management's product pricing and growth rates may not be achieved and VA Linux may not realize the financial benefits expected from the projects.

NETATTACH, INC. On April 5, 2000, in an acquisition accounted for under the purchase method of accounting, VA Linux acquired all of the outstanding shares of NetAttach, Inc. ("NetAttach") for approximately $37,400,000 (including acquisition costs of approximately $300,000). NetAttach provides high-availability data-appliances for mission-critical deployment in corporate services or engineering environments. The purchase price included 396,000 shares of VA Linux common stock valued at $24,600,000, cash of $10,000,000 and the assumption of outstanding options valued at $2,500,000 using the Black-Scholes option pricing model and the following assumptions: risk free interest rate of 6.34%, average expected life of 4 years, dividend yield of 0%, and volatility of 70%. The purchase agreement also contained additional payments to be made in common stock. These payments are solely contingent upon the continued employment of certain key employees for a period of two years. Maximum future payments, contingent on employment of the key employees, are $5,400,000 payable in stock (approximately 86,000 shares of VA Linux common stock) and are payable on the two-year anniversary date of the acquisition. The contingent payments will be accounted for as compensation expense over the term of the employment condition and not as part of the purchase price. Upon consummation of the acquisition, VA Linux established an escrow for these contingent payments. The allocations of the purchase price to the assets acquired and liabilities assumed, based on preliminary estimates of fair value which are subject to final adjustment are as follows (in thousands):

Current assets                     $    376
Property and equipment                   55
Other assets                              3
Goodwill                             33,067
Other intangible assets               4,800
                                   --------
                                     38,301
Less: Liabilities assumed              (944)
                                   --------
                                   $ 37,357
                                   ========

Purchased intangible assets, including goodwill and developed technology of approximately $37,900,000 are being amortized over their estimated useful lives of five years on a straight-line basis. Beginning on April 5, 2000, NetAttach's operating results were included with those of the Company.

PRECISION INSIGHT, INC. On April 14, 2000, in an acquisition accounted for under the purchase method of accounting, VA Linux acquired all of the outstanding shares of Precision Insight, Inc. ("Precision Insight") for approximately $4,100,000. Precision Insight is an engineering and project management team with expertise in the Linux kernel and multimedia infrastructure development. The consideration included approximately 32,000 shares of VA Linux common stock valued at $2,300,000 and cash of approximately $1,800,000. The purchase agreement contained additional payments to be made in common stock contingent upon the continued employment of certain key employees for a period of four years. Maximum future payments, contingent on employment of the key employees, is $11,500,000 in stock (approximately 157,000 shares of VA Linux common stock) and is payable after 24 months, 36 months and 48 months (approximately 52,300 shares each year). The contingent payments will be accounted for as compensation expense over the term of the employment condition and not as purchase price. Upon consummation of the acquisition, VA Linux established an escrow for these contingent payments. The disclosures of the allocation of purchase price and pro forma data have not been disclosed as the amounts are not material.

ANDOVER.NET, INC. On June 7, 2000, in an acquisition accounted for under the purchase method of accounting, VA Linux acquired all of the outstanding shares of Andover.Net, Inc. ("Andover") for approximately $342,000,000 (including acquisition costs of approximately $5,000,000). Andover provides products, online tools, news and other services for programmers, software developers, website designers, technology managers and corporate buyers. The purchase price included 6,986,000 shares of VA Linux common stock valued at $315,000,000 and the assumption of outstanding options to purchase VA Linux common stock valued at approximately $22,000,000 using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate ranging from 6.1%-6.6%; expected dividend yields of zero; expected volatility factor of the market price of the common stock of 70%; and an expected life of the options of 7 years from the vesting date. The allocation of the purchase price to the assets acquired and liabilities assumed based on the fair value at the effective date, which are subject to final adjustment, are as follows:

Current assets                      $  72,495
Property and equipment                  2,400
Other assets                              120
Acquired in-process
  research and development              5,000
Goodwill                              229,683
Other intangible assets                38,400
                                    ---------
                                      348,098
Less: Liabilities assumed              (6,098)
                                    ---------
                                    $ 342,000
                                    =========

At the time of acquisition, VA Linux expensed $5,000,000 of purchased in-process research and development. Other purchased intangible assets, including goodwill, developed technology and other intangible assets of approximately $240,900,000 are being amortized over their estimated useful lives of three to five years on a straight-line basis.

The value assigned to purchased in-process technology, based on the income method prepared by an independent third-party, was determined by identifying research projects in areas for which technological feasibility had not been established. Andover's in-process projects included next-generation website management tools, online web applications, and other technologies which will support the Company's vast network of websites. The value of in-process research and development was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from such projects and discounting the net cash flows back to their present value. The discount rate includes a risk-adjusted discount rate to take into account the uncertainty surrounding the successful development of the purchased in-process technology. The risk-adjusted discount rate applied to the projects' cash flows was 30% for the in-process technology. The Company believes that the estimated in-process technology amounts represent fair value and do not exceed the amount a third-party would pay for the projects.

The valuation includes cash inflows from in-process technology through 2005 with revenues commencing in 2001. Where appropriate, the Company allocated anticipated cash flows from an in-process research and development project to reflect contributions of the core technology. At the time of the acquisition, Andover's remaining tasks that were substantially incomplete included certain planning, designing, coding, prototyping, and testing activities that are necessary to establish that the developmental technologies can be produced to meet their design specifications including functional, technical, and economic performance requirements. The Company estimates that it will cost approximately $1,000,000 to complete the projects with significant remaining development efforts, which are expected to be completed in the next 9 to 12 months. If the projects are not successful or completed in a timely manner, management's product pricing and growth rates may not be achieved and VA Linux may not realize the financial benefits expected from the projects.

The following unaudited pro forma information represents the results of operations of VA Linux, NetAttach, TruSolutions and Andover as if the acquisitions had been consummated as of the beginning of the periods presented. The pro forma information does not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results that may occur in the future. The information below does not include $9,000,000 of purchased in-process research and development that was expensed at the time of the acquisitions of TruSolutions and Andover. The unaudited pro forma information is as follows (in thousands, except per share data):

YEAR ENDED                                  JULY 28, 2000       JULY 31, 1999
                                            -------------       -------------
Revenues                                      $ 142,634           $  26,347
Loss from operations                          $(157,947)          $(152,128)
Net loss attributable
  to common stockholders                      $(163,107)          $(152,482)
Basic and diluted net loss per share          $   (4.89)          $  (11.48)

4. NOTES PAYABLE

UMAX DATA SYSTEMS

In April 1998, the Company entered into a note payable arrangement with UMAX Data Systems ("UMAX") for the repurchase of 1,734,000 shares of the Company's Series A preferred stock held by UMAX. The note payable was for $550,000, of which $275,000 was paid in November 1998. The remaining note payable bears no interest and is to be repaid in 12 equal monthly installments of approximately $23,000, beginning in February 2000 and ending in January 2001.

ACQUISITION OF RIGHTS

In connection with the acquisition of certain Internet properties and rights during fiscal 1999, the Company entered into an obligation to pay a total of $396,000 in cash. The obligation bears no interest and is repayable in 33 equal monthly installments of $12,000 beginning in April 1999 and ending December 2001. As of July 28, 2000, principal maturities under the obligation are $144,000 in fiscal 2001 and $60,000 in fiscal 2002.

ANDOVER NOTES PAYABLE

As part of the Andover.Net acquisition, the Company assumed three note payable agreements (the "Notes"). The Notes bear interest rates of 9.0% to 9.75% totaling $2,043,000 and mature through fiscal year 2003. As of July 28, 2000, principal maturities under the note payables are $1,200,000, $750,000, and $93,000 in fiscal 2001, 2002, and 2003, respectively.

5. LINE OF CREDIT AND EQUIPMENT LOAN

In February 1999, the Company entered into a loan and security agreement with a bank which was last amended in May 2000 for maximum borrowings of $10,000,000 under a revolving line of credit ("Line of Credit") and $500,000 under an equipment loan ("Equipment Loan"). The interest rate for both the Line of Credit and the Equipment Loan is the bank's base rate plus 0.75% (9.5% at July 28, 2000). The amount available for borrowing under the Line of Credit is limited to the committed revolving line, less any outstanding letters of credit issued under the Line of Credit, which is not to exceed $5,000,000. The amount available for borrowing under the Equipment Loan can only be utilized to acquire equipment that the bank approves. The Equipment Loan was fully drawn in July 1999. Borrowings under the Equipment Loan are repayable in 36 equal monthly installments of principal and interest beginning October 31, 1999. Borrowings under the Line of Credit mature in May 31, 2001 and borrowings under the Equipment Loan mature in July 2002. As of July 28, 2000, the Company had no borrowings outstanding under the Line of Credit and $375,000 outstanding under the Equipment Loan, of which $167,000 is current and $208,000 is non-current. The Equipment Loan and Line of Credit require that the Company maintain certain financial and non-financial ratios and covenants. As of July 28, 2000, the Company was in compliance with all of the ratios and covenants.

As of July 28, 2000, the Company has outstanding letters of credit issued under the Line of Credit of approximately $2,300,000, primarily related to the construction of a new corporate facility.

As part of the TruSolutions acquisition, the Company assumed a $1,500,000 revolving line of credit with IBM Global Financing. During fiscal 2000, all amounts outstanding under the line of credit were paid and the line was cancelled.

6. COMMITMENTS

The Company leases its facilities under operating leases that expire at various dates through 2010. As part of the acquisitions, the Company also assumed various non-cancelable office equipment leases, which expire through November 2002. Future minimum lease payments under non-cancelable operating leases as of July 28, 2000 are as follows (in thousands):

                                      OPERATING LEASES
                                      ----------------
2001                                      $ 5,753
2002                                        5,705
2003                                        5,528
2004                                        5,465
2005                                        5,060
Thereafter                                 17,944
                                          -------
     Total minimum lease payments         $45,455
                                          =======

Effective June 1, 2000, the Company entered into a ten-year lease agreement for a new corporate facility. The Company's current facility will be subleased for at least the net book value of the leasehold improvements that will remain in the facility.

Rent expense for the years ended July 28, 2000 and July 31, 1999 and 1998 was approximately $2,163,000, $344,000 and $55,000, respectively.

7. RETIREMENT SAVINGS PLAN

The Company maintains an employee savings and retirement plan, which is intended to be qualified under Section 401(k) of the Internal Revenue Code and is available to substantially all full-time employees of the Company. The plan provides for tax deferred salary deductions and after-tax employee contributions. Contributions include employee salary deferral contributions and discretionary employer contributions. To date, there have been no employer discretionary contributions.

8. CONVERTIBLE PREFERRED STOCK

During fiscal 1999, the Company issued 12,149,322 shares of Series A Preferred Stock at $0.4567 per share and 6,502,592 shares of Series B Preferred Stock at $3.86 per share. An additional 1,256,454 shares of Series B Preferred Stock at $3.86 per share were issued in September 1999. Prior to the initial public offering of VA Linux common stock ("IPO") on December 9, 1999, the Company issued 12,954 shares of Series B Preferred Stock in exchange for assets acquired. The Company has recorded a preferred stock dividend of $4,900,000 representing the value of the beneficial conversion feature on the issuance of Series B Preferred Stock in September 1999. The beneficial conversion feature was calculated at the commitment date based on the difference between the conversion price of $3.86 per share and the estimated fair value of the common stock at that date. The amount of the beneficial conversion feature was limited to the amount of the gross proceeds received from the issuance of Series B Preferred Stock. The excess of the beneficial conversion feature over the gross proceeds received was $4,200,000. Upon completion of the IPO in December 1999, all 19,921,322 shares of preferred stock were converted to an equal number of shares of common stock.

In October 1999, the Company's board of directors authorized 10,000,000 shares of a newly undesignated series of preferred stock, with a par value of $0.001, after the reincorporation of the Company in Delaware and the closing of the IPO (see Note 9). As of July 28, 2000, no shares of preferred stock are outstanding.

9. COMMON STOCK

In October 1999, the Company's board of directors approved the reincorporation into Delaware by way of a merger with a newly-formed Delaware subsidiary in connection with the Company's IPO. In conjunction with the IPO, the Company issued 4,400,000 shares of common stock with an initial public offering price of $30.00 per share. Upon closing of the initial public offering, all of the outstanding shares of convertible preferred stock were automatically converted into 19,921,322 shares of common stock. In addition, the underwriters exercised their option to purchase 660,000 additional shares to cover the over-allotments of shares at the $30.00 per share offering price. The IPO raised approximately $141,000,000 after underwriting fees and $139,000,000 after all other direct costs.

As of July 28, 2000 there were 51,903,850 shares of common stock issued and outstanding. VA Linux is authorized to issue 250,000,000 shares of common stock, $0.001 par value.

As of July 28, 2000, the Company had reserved shares of its common stock for future issuance as follows:

1998 Stock Option Plan and Assumed Plans          17,043,203
1999 Director Option Plan                            500,000
1999 Employee Stock Purchase Plan                  1,000,000
                                                  ----------
                                                  18,543,203
                                                  ==========

STOCK REPURCHASE AGREEMENTS

In October 1998, a founder of the Company holding 4,950,000 shares of common stock entered into a Stock Repurchase Agreement ("Agreement") with the Company. Under the terms of the Agreement, in the event of any voluntary or involuntary termination of the founder's employment with the Company, the Company shall have an irrevocable, exclusive option, for a period of 90 days from termination, to repurchase any shares of common stock held by the founder, at $0.02 per share. The founder's shares of common stock are released from the repurchase option as follows: 2,970,000 are not subject to repurchase as of October 30, 1998 and 1/24 of the remaining shares are released from the repurchase option each month after October 1998 until all shares have been released. As of July 28, 2000, 247,500 shares are subject to repurchase by the Company.

In connection with the exercise of options pursuant to the Company's Stock Option Plan, employees entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any unvested shares at the original exercise price of the shares upon termination of the employee. The repurchase right lapses ratably over the vesting term of the original option grant. As of July 28, 2000, 4,385,068 shares were subject to repurchase by the Company.

STOCK OPTION PLAN

In fiscal 1997, the Company adopted and the board of directors approved the 1996 Stock Option Plan ("1996 Plan"), under which a total of 4,650,000 shares were reserved for issuance. The 1996 Plan permitted options to be granted to employees, consultants and directors to purchase shares of the Company's common stock at a price determined by the board of directors. The Company granted 4,650,000 options under the 1996 Plan during fiscal 1997 and 1998. In fiscal 1998, the Company granted options to purchase 4,026,000 shares of common stock outside of the 1996 Plan at an exercise price of $0.02 per share. In October 1998, the Company cancelled all stock options outstanding under the 1996 Plan and the 4,026,000 options that had been issued in fiscal 1998 outside of the 1996 Plan. The cancelled options were replaced with options under the 1998 Stock Plan ("1998 Plan") that had vesting and exercise prices consistent with the terms of the cancelled options. The 1996 Plan was terminated in October 1998.

In fiscal 1999, the Company adopted and the board of directors approved the 1998 Plan. The number of shares reserved for issuance under the 1998 Plan is 23,257,144. Subsequent to July 31, 1999, the board of directors approved an amendment to the 1998 Plan to increase the number of authorized shares by the lesser of 4,000,000 shares, 4.9% of the outstanding shares on that date or a lesser amount as determined by the board of directors. Under the 1998 Plan, the board of directors may grant to employees and consultants options and/or stock purchase rights to purchase the Company's common stock at terms and prices determined by the board of directors. The Plan will terminate in 2008. Nonqualified options granted under the 1998 Plan must be issued at a price equal to at least 85% of the fair market value of the Company's common stock at the date of grant. All options may be exercised at any time within 10 years of the date of grant or within three months of termination of employment, or such shorter time as may be provided in the stock option agreement, and vest over a vesting schedule determined by the board of directors.

The Company's 1999 Directors Option Plan (the "Directors' Plan") was adopted by the Company's board of directors in October 1999. A total of 500,000 shares of common stock have been reserved for issuance under the Directors' Plan, subject to an annual increase of the lesser of 250,000 shares, 0.5% of the then outstanding common stock or an amount determined by the board of directors. Through July 28, 2000, no options have been granted under the Directors' Plan. Under the Directors' Plan, options will be granted when a non-employee director joins the board of directors following the IPO and at each annual meeting where the director continues to serve on the board of directors. The Directors' Plan establishes an automatic grant of 40,000 shares of common stock to each non-employee director who is elected after the completion of the IPO. The Directors' Plan also provides that upon the date of each annual stockholders' meeting, each non-employee director who has been a member of the board of directors for at least six months prior to the date of the stockholders' meeting will receive automatic annual grants of options to acquire 16,000 shares of common stock. Each automatic grant will have an exercise price per share equal to the fair market value of the common stock at the date of grant and will vest as to 1/4 of the shares subject to the option one year after the date of grant and 1/48 each month thereafter. Each automatic grant will have a term of ten years. In the event of a merger with another corporation or the sale of substantially all of its assets, each non-employee director's outstanding option will become fully vested and exercisable. Options granted under the Directors' Plan must be exercised within 3 months of the end of the non-employee director's tenure as a member of the board of directors, or within 12 months after a non-employee director's termination by death or disability, provided that the option does not terminate by its terms earlier. Unless terminated sooner, the Directors' Plan terminates automatically in 2009.

The Company has assumed certain option plans and the underlying options of companies which the Company has acquired (the "Assumed Plans"). Options under the Assumed Plans have been converted into the Company's options and adjusted to effect the appropriate conversion ratio as specified by the applicable acquisition agreement, but are otherwise administered in accordance with the terms of the Assumed Plans. Options under the Assumed Plans generally vest over four years and expire ten years from the date of grant. No additional options will be granted under the Assumed Plans.

A summary of the option activity under all of the stock option plans for the three years ended July 28, 2000 follows:

                                                     OPTIONS OUTSTANDING
                                   -------------------------------------------------------
                                     OPTIONS                                    WEIGHTED
                                    AVAILABLE              NUMBER OF            AVERAGE
                                    FOR GRANT               SHARES           EXERCISE PRICE
                                   -----------           -----------         --------------
BALANCE AT JULY 31, 1997:            1,684,800             2,965,200           $      0.02
  Granted                           (2,644,800)            2,644,800                  0.02
  Cancelled                            960,000              (960,000)                 0.02
                                   -----------           -----------

BALANCE AT JULY 31, 1998:                   --             4,650,000                  0.02
  Authorized                        23,257,144                    --                    --
  Granted                          (16,757,146)           16,757,146                  0.20
  Exercised                                 --           (10,221,528)                 0.03
  Cancelled                             52,642            (4,702,642)                 0.31
                                   -----------           -----------

BALANCE AT JULY 31, 1999:            6,552,640             6,482,976                  0.46
  Authorized                         4,000,000                    --                    --
  Granted and assumed               (3,911,088)            5,465,563                 20.89
  Exercised                                 --            (2,139,936)                 1.12
  Cancelled                            275,085              (275,085)                 9.26
  Repurchases                          593,048                    --                    --
                                   -----------           -----------
BALANCE AT JULY 28, 2000:            7,509,685             9,533,518           $     11.77
                                   ===========           ===========


                                       OUTSTANDING OPTIONS                              OPTIONS EXERCISABLE
                         ------------------------------------------------          ----------------------------
                                             WEIGHTED
                                             AVERAGE            WEIGHTED                              WEIGHTED
                                            REMAINING            AVERAGE                               AVERAGE
RANGE OF                   NUMBER              LIFE             EXERCISE                              EXERCISE
EXERCISE PRICES          OUTSTANDING        (IN YEARS)            PRICE             SHARES              PRICE
---------------          -----------        ----------          ---------          ---------          ---------
  $0.020-$1.000           4,971,696               8.60          $   0.406          1,844,774          $   0.207
 $2.000-$12.000           2,531,769               9.23          $   6.366             90,022          $   4.301
 $16.660-$64.118          1,809,653               9.73          $  40.138            106,308          $  33.411
$91.780-$156.125            220,400               9.64          $  97.200                 --          $   0.000
                          ---------                                                ---------
 $0.020-$156.125          9,533,518               9.00          $  11.769          2,041,104          $   3.216
                          =========                             =========          =========

During fiscal 1999, the Company also granted to non-employees options and stock purchase rights to acquire 268,332 shares of common stock outside of the 1998 Plan at a weighted average exercise price of $0.15 and a weighted average fair value of $0.57. These equity instruments were either granted in exchange for certain assets, including certain Internet properties and rights, or for consulting services rendered. During fiscal 2000 and 1999, 185,000 and 83,332 options and stock purchase rights, with weighted average exercise prices of $0.09 and $0.26, were exercised respectively.

As of July 28, 2000, there were no options or stock purchase rights granted outside of the 1998 Plan outstanding. The compensation expense recorded in connection with these grants is not material.

The Company accounts for stock options issued to employees under APB Opinion No. 25 whereby the difference between the exercise price and the fair value at the date of grant is recognized as compensation expense. Had compensation expense been determined consistent with SFAS No. 123, net income (loss) would have decreased or increased to the following pro forma amounts (in thousands, except per share data):

                                                 JULY 28,                        JULY 31,
                                                ----------           -------------------------------
                                                   2000                 1999                 1998
                                                ----------           ----------           ----------
Net income (loss) as reported                   $  (94,658)          $  (14,512)          $       84
Pro forma net income (loss)                        (98,971)             (14,683)                  84
Basic net income (loss) per share                    (3.52)               (2.62)                0.02
Diluted net income (loss) per share                  (3.52)               (2.62)                0.01
Pro forma basic and diluted net income
  (loss) per share                                   (3.68)               (2.66)                0.02

The weighted average fair value of options granted during fiscal 2000 and 1999 was $10.28 and $0.03, respectively. The fair value of options granted in fiscal 1998 is not material. Pursuant to the provisions of SFAS No. 123, the compensation cost associated with options granted in fiscal 2000 and 1999 were estimated on the grant date using the Black-Scholes model and the following assumptions:

YEAR ENDED                         JULY 28, 2000   JULY 31, 1999
                                   -------------   -------------
Risk free interest rate                   6.9%           5.8%
Average expected life of option     5.3 years        3 years
Dividend yield                              0%             0%
Volatility of common stock                 60%          0.01%

EMPLOYEE STOCK PURCHASE PLAN

The Company's 1999 Employee Stock Purchase Plan ("ESPP") was adopted by the Company's board of directors in October 1999. Through July 28, 2000, the Company has 1,000,000 shares of the common stock reserved for issuance under the ESPP, subject to an annual increase of the lesser of 500,000 shares, 1% of the then outstanding common stock or an amount determined by the board of directors. The plan allows employees to purchase shares of common stock at a 15% discount. Through July 28, 2000, the Company did not issue any shares to its employees under the ESPP.

DEFERRED STOCK COMPENSATION

In connection with the grant of certain stock options to employees during fiscal 2000 and 1999, the Company recorded deferred stock compensation within stockholders' equity of approximately $37,800,000, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. The Company recorded amortization of deferred compensation of approximately $16,900,000, $2,300,000, and $0 during fiscal 2000, 1999, and 1998, respectively. The deferred stock compensation expense is being amortized on an accelerated basis over the vesting period of the individual award, generally four years. The method is in accordance with Financial Accounting Standards Board Interpretation No. 28. Accordingly, at July 28, 2000, the remaining deferred compensation of approximately $19,200,000 will be amortized as follows: $10,800,000 during fiscal 2001, $5,700,000 during fiscal 2002, $2,500,000 during fiscal 2003 and
$200,000 during fiscal 2004. The amortization expense relates to options awarded to employees in all operating expense categories. The amortization of deferred compensation has not been separately allocated to these categories. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

WARRANT AGREEMENTS

As part of the NetAttach acquisition, the Company assumed certain warrant agreements in association with the purchase. The fair market value of the warrants at the date of grant was not material.

10. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Due to the Company's loss position in fiscal 2000 and 1999, and availability of loss carryforwards in fiscal 1998, there was no provision for income taxes for the years ended July 28, 2000 and July 31, 1999 and 1998. A valuation allowance has been recorded for the total deferred tax assets as a result of uncertainties regarding realization of the assets based upon the limited operating history of the Company, the lack of consistent profitability to date and the uncertainty of future profitability.

The components of the net deferred tax assets are as follows (in thousands):

                                        JULY 28, 2000      JULY 31, 2000
                                        -------------      -------------
Net operating loss carryforwards          $ 34,578           $  3,970
Other reserves and accruals                  2,901                638
                                          --------           --------
                                            37,479              4,608
Valuation allowance                        (37,479)            (4,608)
                                          --------           --------
Net deferred income tax asset             $     --           $     --
                                          ========           ========

As of July 28, 2000, the Company has net operating loss carryforwards of approximately $84,900,000 to offset future federal taxable income, which expire at various dates through the year 2020. This amount includes approximately $33,800,000 of net operating loss carryforwards from the acquisition of Andover. The deferred tax assets related to the acquisition of Andover, approximately $11,800,000 as of June 7, 2000, if and when realized, will be used to reduce the amount of goodwill and intangibles recorded at the date of acquisition. The Company also has California net operating loss carryforwards of approximately $25,800,000 to offset future California taxable income, which expire in the year 2005. The net operating loss carryforward also includes approximately $9,100,000 resulting from employee exercises of non-qualified stock options or disqualifying dispositions, the tax benefits of which, when realized, will be recorded as an addition to additional paid-in capital rather than a reduction of the provision for income taxes. The operating loss carryforwards to be used in future years is limited in accordance with the provisions of the Tax Reform Act of 1986 as the Company has experienced a cumulative stock ownership change of more than 50% over the last three years. The net operating loss carryforwards stated above are reflective of various federal and state tax limitations.

11. SEGMENT AND GEOGRAPHIC INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company's chief decision-maker, as defined under SFAS No. 131, is the Chief Executive Officer and the executive team. For the period up to the acquisition of Andover.Net on June 7, 2000, VA Linux viewed its operations as one operating segment, the provision of Linux-based products and services.

VA Linux currently views the operations of Andover.Net as a second segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies. The Company has no intersegment sales and transfers, and does not allocate assets or expenses to the operating segments. The Company may change, add or amend segments in future periods.

Cash, cash equivalents and short-term investments are maintained by the Company's corporate headquarters. Total assets of Andover.Net as of July 28, 2000, excluding cash, cash equivalents, short-term investments and goodwill and other intangibles, were not material in relation to consolidated total assets. In addition, revenues for the period from June 7, 2000 to July 28, 2000 were also not material in relation to consolidated revenues. Excluding all acquisition related expenses, net loss recorded by Andover.Net for the period from June 7, 2000 to July 28, 2000 was not material.

The Company markets its products in the United States through its direct sales force. Revenues for each of the years ended July 28, 2000 and July 31, 1999 and 1998 were primarily generated from sales to end users in the United States.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                               2000
                                ------------------------------------------------------------------
FOR THE THREE MONTHS ENDED      OCTOBER 29         JANUARY 28          APRIL 28            JULY 28
                                ----------         ----------          --------           --------
  Net revenues                   $ 14,848           $ 20,191           $ 34,595           $ 50,662
  Cost of revenues                 12,887             17,356             28,439             39,499
                                 --------           --------           --------           --------

  Gross profit                      1,961              2,835              6,156             11,163
  Loss from operations            (10,228)           (12,623)           (22,624)           (49,912)
  Net loss                       $(10,055)          $(11,561)          $(20,628)          $(47,514)
                                 ========           ========           ========           ========

  Dividend related to
    convertible
    preferred stock              $ (4,900)          $     --           $     --           $     --
                                 ========           ========           ========           ========

  Net loss attributable
    to common
    stockholders                 $(14,955)          $(11,561)          $(20,628)          $(47,514)
                                 ========           ========           ========           ========

Per share amounts:
  Basic and diluted
    net loss per share           $  (2.00)          $  (0.50)          $  (0.58)          $  (1.15)
                                 ========           ========           ========           ========

  Shares used in
    computing basic
    and diluted net
    loss per share                  7,483             23,325             35,313             41,172
                                 ========           ========           ========           ========

                                                              1999
                                --------------------------------------------------------------
FOR THE THREE MONTHS ENDED      OCTOBER 31        JANUARY 31        APRIL 30           JULY 31
                                ----------        ----------        --------           -------
  Net revenues                   $ 2,435           $ 3,170           $ 4,270           $ 7,835
  Cost of revenues                 2,053             3,324             4,295             8,094
                                 -------           -------           -------           -------
  Gross profit                       382              (154)              (25)             (259)
  Loss from operations               (97)           (1,801)           (3,412)           (9,221)
  Net loss                       $   (97)          $(1,815)          $(3,412)          $(9,188)
                                 =======           =======           =======           =======

  Dividend related
    to convertible
    preferred stock              $    --           $    --           $    --           $    --
                                 =======           =======           =======           =======

  Net loss attributable
    to common
    stockholders                 $   (97)          $(1,815)          $(3,412)          $(9,188)
                                 =======           =======           =======           =======

Per share amounts:
  Basic and diluted
    net loss per share           $ (0.02)          $ (0.57)          $ (0.58)          $ (1.17)
                                 =======           =======           =======           =======

  Shares used in
    computing basic
    and diluted net
    loss per share                 5,100             3,203             5,869             7,845
                                 =======           =======           =======           =======

The common stock of VA Linux Systems, Inc. is traded in the NASDAQ National Market System under the symbol LNUX. As of October 10, 2000, there were approximately 41,000 holders of record of VA Linux common stock. The Company has declared no cash dividends since its inception and does not expect to pay any dividends in the foreseeable future. The quarterly high and low closing sales price, as reported by Nasdaq, of VA Linux common stock since the initial public offering on December 9, 1999 are as follows:

                                                        HIGH             LOW
                                                     ----------       ----------
Initial public offering to January 28, 2000          $   242.88       $   122.63
Quarter ended April 28, 2000                         $   136.88       $    28.94
Quarter ended July 28, 2000                          $    64.38       $    31.13

REPORT OF MANAGEMENT

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with VA Linux management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

VA Linux maintains an effective internal control structure. It consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded, in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets.

To assure the effective administration of internal control, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels, and foster an environment conducive to the effective functioning of controls. We believe that it is essential for the company to conduct its business affairs in accordance with the highest ethical standards.

Arthur Andersen LLP, independent accountants, is retained to examine VA Linux's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, as well as with VA Linux management, to review accounting, auditing, internal control structure and financial reporting matters.






/s/ LARRY M. AUGUSTIN                          /s/ TODD B. SCHULL
---------------------------------             ----------------------------------
Larry M. Augustin                             Todd B. Schull
President and                                 Vice President, Finance and
Chief Executive Officer                       Chief Financial Officer

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward looking statements (some of which may be graphical representations), including, without limitation, statements regarding future financial performance and results of our operations; technological trends in the computer industry; our future product and service offerings, costs and features; the ultimate success of our product and service offerings; anticipated domestic and international revenue; future gross margin on products and services; management's strategy, plans and objectives for future operations, including additional offices in foreign markets and new sales channels; demand for VA Linux's products and service plans; the future functionality, business potential, demand for, and adoption of build-to-order software, the Build-to-Order Software Selector (BOSS(TM)), and the Open Source Development Network (OSDN(TM)); growth in adoption of and support for the Open Source development model; and the expansion of the range of Open Source software applications. Actual results may differ materially from those projected in such forward-looking statements due to various factors, including, without limitation: the rate of growth and acceptance of Linux and the Open Source software development model; VA Linux's ability to continue to introduce new products and services, and to expand its business and operations, particularly internationally; the fact that VA Linux has incurred and expects to continue to incur substantial losses; VA Linux's dependence upon an Open Source business model, independent third-party Linux developers, and its single source contract manufacturer and suppliers; VA Linux's reliance on sales of server products and its success in expanding its services business; VA Linux's reliance upon strategic relationships with other companies and its ability to negotiate and implement specific terms relating to them; the scarcity of Linux-based applications; competition with, and pricing pressures from, larger, more established companies, and smaller, general purpose manufacturers; VA Linux's dependence on its Internet-based businesses; the enforceability of the GNU General Public License; VA Linux's ability to attract and retain qualified personnel, especially in professional services and overseas; VA Linux's acquisition strategy and its ability to successfully integrate Andover.Net and other acquired companies into its operations; market acceptance of Linux and Open Source software generally; rapid technological and market change; manufacturing and sourcing risks; the impact of rapid evolution of the Linux market on our ability to forecast demand and results; VA Linux's quarterly sales cycle and fluctuation in demand for our products and services, with increased fluctuation due to VA Linux's concentration of customers in the Internet infrastructure industry; claims and potential damages resulting from information or postings on our Internet sites; and risks associated with the Internet infrastructure and regulation.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

LARRY M. AUGUSTIN
President and Chief Executive Officer

ROBERT RUSSO
General Manager and Senior Vice President,
Worldwide Field Operations

ALI JENAB
General Manager and Senior Vice President,
Systems Division

BRIAN D. BILES
Vice President, Business Development

JOHN T. HALL
Vice President, Strategic Planning

MCKINLEY LITTLEJOHN
Vice President, Human Resources

GREG ORZECH
Vice President, North American Sales

PAUL PAPAGEORGE
Vice President, Worldwide Marketing

TODD B. SCHULL
Vice President, Finance and Chief Financial Officer

DANIEL R. SHORE
Vice President, Operations

BRUCE TWICKLER
President,
Open Source Development Network (OSDN)

GREGG E. ZEHR
Vice President, Engineering

STEVE WESTMORELAND
Chief Information Officer

LEONARD N. ZUBKOFF
Chief Technical Officer

WILLIAM C. COBERT
Managing Director, European Operations

DIRECTORS

LARRY M. AUGUSTIN
President and Chief Executive Officer
VA Linux Systems, Inc.

JEFFRY R. ALLEN(1)
Executive Vice President, Finance and Operations
Network Appliance, Inc.

CAROL A. BARTZ(2)
Chief Executive Officer and Chairman of the Board
Autodesk Inc.

DOUGLAS LEONE(2)
General Partner
Sequoia Capital

ERIC S. RAYMOND
Technical Director
Chester County InterLink

CARL REDFIELD(1)
Senior Vice President, Manufacturing and Logistics
Cisco Systems, Inc.


[GROUP PHOTOGRAPH OF PAUL PAPAGEORGE, LARRY M. AUGUSTIN, JOHN T. HALL, ROBERT RUSSO, DANIEL R. SHORE, BRIAN D. BILES, TODD B. SCHULL, LEONARD N. ZUBKOFF, GREGG E. ZEHR, ALI JENAB AND STEVE WESTMORELAND]

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
47071 Bayside Parkway
Fremont, CA 94538
(510) 687-7000
http://www.valinux.com

INDEPENDENT AUDITORS
Arthur Andersen LLP
San Jose, CA

CORPORATE COUNSEL
Wilson, Sonsini, Goodrich & Rosati, P.C.
Palo Alto, CA

TRANSFER AGENT & REGISTRAR
Equiserve
P.O. Box 8040
Boston, MA  02266-8040
www.equiserve.com

STOCKHOLDER'S MEETING
The annual meeting of stockholders will be held on Wednesday, December 6, 2000 at 9:00 am at The Westin Santa Clara, 5101 Great America Parkway, Santa Clara, CA 95054

INVESTOR RELATIONS A COPY OF THE 2000 ANNUAL REPORT ON FORM 10-K IS AVAILABLE FREE OF CHARGE UPON WRITTEN REQUEST TO THE DIRECTOR, INVESTOR RELATIONS, 47071 BAYSIDE PARKWAY, FREMONT, CA 94538. For further information about VA Linux Systems please contact Investor Relations at the above address, via e-mail at ir@valinux.com, or at 510-687-7000. Additional information about the company is available on our website at http://www.valinux.com.

The VA logo, VA Linux Systems, SourceForge, OSDN and BOSS are trademarks of VA Linux Systems,Inc., and may be registered in certain jurisdictions. Linux is a registered trademark of Linus Torvalds. All other trademarks are the property of their respective holders. (C)2000 VA Linux Systems, Inc. All rights reserved.